VANGOLD

VANGOLD TSX-VAN



April 3, 2007



**VIA COURIER**



**SECURITIES AND EXCHANGE COMMISSION**
Division of Corporation Finance
450 Fifth Street N.W.
Mail Stop 3-2
Washington, DC 20549

**Attention: Office of International Corporate Finance**

Dear Sirs:

**Re: Vangold Resources Ltd. Rule 12g3-2(b) # 82-2891**

In accordance with Rule 12g3-2(b), we have enclosed the following information for Vangold Resources Ltd.:

(a) documentation required to be made public pursuant to the laws of British Columbia;
(b) documentation filed or required to be filed with the TSX Venture Exchange ("TSX-V"); and
(c) documentation distributed or required to be distributed by Vangold to its shareholders.

Copies of the following documents are attached hereto in accordance with the following table:

**A.** Documents made public pursuant to the ***Business Corporations Act*** and filed with the Registrar of Companies, 940 Blanshard Street, Victoria, BC, V8W 3E6

1. BC Corporate Registry;
2. News Releases March/06/06-April/02/07

dw 4/6

P.O. Box 11622, Suite 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 Web: www.vangold.ca

**B. Annual and Extraordinary Shareholder Meetings**

1. Notice, Information Circular, Proxy and President's Report for Annual and Special General Meeting held June 7th, 2006;

**C. Financial Statements**

1. Interim Financial Statements for the three months ended March 31, 2006;
2. Interim Financial Statements for the six months ended June 30, 2006;
3. Interim Financial Statements for nine months ended September 30, 2006.

**D. News Releases**

All news releases of the Company are included from March 7, 2006 to the date of this submission.

**E. Other Information**

1. CUSIP No. 92202C 10 6
2. The Company's shares trade on the TSX Venture Exchange and the OTCBB.
3. The Company's trading symbol is VAN.

If you have any questions or concerns please, do not hesitate to contact the undersigned.

Yours truly,

**VANGOLD RESOURCES LTD.**

Per: [signature]

**ANDRIA PREISS**
Executive Assistant

Enclosures

Date and Time: March 8, 2007 04:35 PM Pacific Time

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Change of Directors

FORM 10
*BUSINESS CORPORATIONS ACT*
*Section 127*

*Filed Date and Time:* **March 8, 2007 04:34 PM Pacific Time**

**Incorporation Number:**
BC0178889

**Name of Company:**
VANGOLD RESOURCES LTD.

## `ate of Change of Directors

February 15, 2007

## New Director(s)

**Last Name, First Name, Middle Name:**
Mills, Timothy P.

**Mailing Address:**
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

**Delivery Address:**
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

## Director(s) as at February 15, 2007

**Last Name, First Name, Middle Name:**
BRYNELSEN, DAL

**Mailing Address:**
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

**Delivery Address:**
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

**Last Name, First Name, Middle Name:**
~OWLDS, HENRY M

**Mailing Address:**
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2
CANADA

**Delivery Address:**
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2
CANADA

---

**Last Name, First Name, Middle Name:**
GOLDSMITH, LOCKE

**Mailing Address:**
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

**Delivery Address:**
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

---

**Last Name, First Name, Middle Name:**
MACKEY, JOHN MICHAEL

**Mailing Address:**
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5
CANADA

**Delivery Address:**
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5
CANADA

---

**Last Name, First Name, Middle Name:**
MUZYLOWSKI, MIKE

**Mailing Address:**
7225 HUDSON STREET
VANCOUVER BC V6P4K9

**Delivery Address:**
7225 HUDSON STREET
VANCOUVER BC V6P4K9

---

**Last Name, First Name, Middle Name:**
Mills, Timothy P.

**Mailing Address:**
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

**Delivery Address:**
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

---

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# RECEIPT

**This is confirmation of payment for filing.**

| | |
|---|---|
| **Form Filed:** | Notice of Change of Directors |
| **Company Number:** | BC0178889 |
| **Company Name:** | VANGOLD RESOURCES LTD. |
| **Filing Date and Time:** | March 08, 2007 04:34 PM Pacific Time |
| **Notification Method:** | EMAIL |
| **Submitting Party Name:** | Margo Peters |
| **Fee:** | $20.00 |
| **Service Charge:** | 1.50 |
| **Subtotal:** | $21.50 |
| **Service Charge GST:** | 0.09 |
| **Total:** | $21.59 |
| **BC Online GST Number:** | 871743571 |
| **Payment Method:** | Credit Card |
| **Card Holder Name:** | Margo Peters |
| **Credit Card Type:** | MASTERCARD |
| **Credit Card Number:** | 9316 |
| **Authorization Number:** | 035405 |
| **BC Online Reference Number:** | O20831 |

# NOTICE OF CHANGE OF DIRECTORS

Read the Overview

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## This is a DRAFT of your filing

**Below is a summary of the information entered on this form so far. This will help you ensure that your form is complete and accurate before you pay for this filing. Click the close window button at the bottom of this screen to go back to your form.**

**If you are not finished entering information or you want to make changes, you may do so now or you can come back and complete your form later. Simply login and click the "your work" tab to find your draft filing.**

HELP

**Filing information**

Filing Type: Notice of Change of Directors
Company Name: **VANGOLD RESOURCES LTD.**
Incorporation Number: **BC0178889**
Filing Fee: **$21.59**

HELP

**Directors**

Date on which the individual(s) became or ceased to be a director: **February 15, 2007**

| Name | Mailing Address | Delivery Address |
|---|---|---|
| BRYNELSEN, DAL | 5865 MARINE DR<br>WEST VANCOUVER, B.C.<br>V7W2S1 | 5865 MARINE DR<br>WEST VANCOUVER, B.C.<br>V7W2S1 |
| Mills, Timothy P. | Suite 1730 -<br>650 West Georgia Street<br>Vancouver BC V6B 4N9<br>CANADA | Suite 1730 -<br>650 West Georgia Street<br>Vancouver BC V6B 4N9<br>CANADA |
| MUZYLOWSKI, MIKE | 7225 HUDSON STREET<br>VANCOUVER BC<br>V6P4K9 | 7225 HUDSON STREET<br>VANCOUVER BC<br>V6P4K9 |
| GOLDSMITH, LOCKE | 301 1855 BALSAM STREET<br>VANCOUVER BC<br>V6K3M3 | 301 1855 BALSAM STREET<br>VANCOUVER BC<br>V6K3M3 |
| FOWLDS, HENRY M (Name correction, formerly FOWLDS, HENDRY M ) | 10871 SUNSHINE COAST HWY<br>HALF MOON BAY BC V0N 1Y2<br>CANADA | 10871 SUNSHINE COAST HWY<br>HALF MOON BAY BC V0N 1Y2<br>CANADA |
| MACKEY, JOHN MICHAEL | 2084 WESTERN PARKWAY STREET<br>VANCOUVER BC V6T 1V5<br>CANADA | 2084 WESTERN PARKWAY STREET<br>VANCOUVER BC V6T 1V5<br>CANADA |

HELP

**Notification**

**Documents will be emailed to the following address.**
mjp@vangold.ca

Close Window

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Annual Report
**BC COMPANY**

*FORM 6*
*BUSINESS CORPORATIONS ACT*
*Section 51*

*Filed Date and Time:* **August 24, 2006 03:25 PM Pacific Time**

## ANNUAL REPORT DETAILS

NAME OF COMPANY

VANGOLD RESOURCES LTD.
SUITE 1730-650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

INCORPORATION NUMBER
**BC0178889**

DATE OF RECOGNITION
**August 11, 1978**

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
**August 11, 2006**

## OFFICER INFORMATION AS AT August 11, 2006

**Last Name, First Name, Middle Name:**
BRYNELSEN, DAL
**Office(s) Held:** (CEO, President)

**Mailing Address:**
5825 SAN SOUCI RD.
HALFMOON BAY BC V0N 1Y2
CANADA

**Delivery Address:**
5825 SAN SOUCI RD.
HALFMOON BAY BC V0N 1Y2
CANADA

**Last Name, First Name, Middle Name:**
FOWLDS, H. MARTYN
**ffice(s) Held:** (Vice President)

**Mailing Address:**
10871 SUNSHINE COAST HWY.
HALFMOON BAY BC V0N 1Y2
CANADA

**Delivery Address:**
10871 SUNSHINE COAST HWY.
HALFMOON BAY BC V0N 1Y2
CANADA

---

**Last Name, First Name, Middle Name:**
GOLDSMITH, LOCKE
**Office(s) Held:** (Other Office(s))

**Mailing Address:**
301-1855 BALSAM STREET
VANCOUVER BC V6K 3M3
CANADA

**Delivery Address:**
301-1855 BALSAM STREET
VANCOUVER BC V6K 3M3
CANADA

---

**Last Name, First Name, Middle Name:**
Huntingford, Sandy
**Office(s) Held:** (CFO)

**Mailing Address:**
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

**Delivery Address:**
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

---

**Last Name, First Name, Middle Name:**
Lindley, David
**Office(s) Held:** (Other Office(s))

**Mailing Address:**
C/O MACMIN SILVER LTD.
LEVEL ONE 94 BUNDALL ROAD
BUNDALL ROAD
QUEENSLAND 9726
AUSTRALIA

**Delivery Address:**
C/O MACMIN SILVER LTD.
LEVEL ONE 94 BUNDALL ROAD
BUNDALL ROAD
QUEENSLAND 9726
AUSTRALIA

---

**Last Name, First Name, Middle Name:**
PETERS, MARGO
**Office(s) Held:** (Secretary)

**Mailing Address:**
#103-2577 WILLOW STREET
VANCOUVER BC V5Z 3N8
CANADA

**Delivery Address:**
#103-2577 WILLOW STREET
VANCOUVER BC V5Z 3N8
CANADA

---

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# RECEIPT

**This is confirmation of payment for filing.**

| | |
|---|---|
| **Form Filed:** | BC Annual Report for August 11, 2006 |
| **Company Number:** | BC0178889 |
| **Company Name:** | VANGOLD RESOURCES LTD. |
| **Filing Date and Time:** | August 24, 2006 03:25 PM Pacific Time |
| **Fee:** | $43.39 |
| **Service Charge:** | 1.50 |
| **Subtotal:** | $44.89 |
| **Service Charge GST:** | 0.09 |
| **Total:** | $44.98 |
| **BC Online GST Number:** | 871743571 |
| **Payment Method:** | Credit Card |
| **olio Number:** | 178889 |
| **Card Holder Name:** | M Peters |
| **Credit Card Type:** | VISA |
| **Credit Card Number:** | 8330 |
| **Authorization Number:** | 051095 |
| **BC Online Reference Number:** | U807035 |

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626

# Annual Report Reminder
# BC Company
BUSINESS CORPORATIONS ACT
Section 51

**A** NAME OF COMPANY

VANGOLD RESOURCES LTD.
SUITE 1730-650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9

**B** INCORPORATION NUMBER
BC0178889

**C** ACCESS CODE
106926520
Retain for electronic filings - **IMPORTANT**

**D** DATE OF RECOGNITION (Date of Incorporation, Amalgamation, or Continuation In)
**August 11, 1978**

**E** DATE OF ANNUAL REPORT (Anniversary Date)
**August 11, 2006**

## CHOOSE FROM THE FOLLOWING OPTIONS TO SUBMIT THE ANNUAL REPORT

**FILE ONLINE VIA THE INTERNET**

Visit **www.corporateonline.gov.bc.ca** and complete your filing using a credit card to pay OR, for BC OnLine customers, visit www.bconline.com.

Filing fee is $43.39 + ($1.50 service fee + GST).

File online from 6:00 am to 10:00 pm, Monday through Saturday, including statutory holidays.

For questions about using the system, contact the BC OnLine help desk at 250 953-3200 or 1 800 663-6102 from 8:00 am to 7:00 pm Monday to Friday.

**IF YOU PREFER TO FILE BY MAIL**

You can mail your Annual Report filing to:

Dye & Durham
734 Broughton Street
Victoria BC V8W 1E1

**Sign this form in box F and mail it with a cheque payable to Dye & Durham for $55.68. Your cancelled cheque will be your receipt.**

For more information, call toll free 1 800 665-6211 or visit www.dyedurhambc.com.

| **F** NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | Date Signed YYYY / MM / DD |
|---|---|---|
| | X | |

**IMPORTANT**

Section 51 of the Business Corporations Act requires every B.C. company to file an annual report within two months after its anniversary date of recognition.

The registrar may dissolve a company if the company fails in each of two consecutive years to file with the registrar an annual report required by the Business Corporations Act.

If there have been changes to the registered and/or records office addresses or directors' information, you should file these changes. Visit www.corporateonline.gov.bc.ca and complete your filing using a credit card to pay **OR**, for BC OnLine customers, visit www.bconline.com.

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

## NEWS RELEASE

## 2-WELL GAS PROGRAM – CORNING CALIFORNIA COMMENCES

**Vancouver, BC – April 2, 2007. Vangold Resources Ltd. ("Vangold")** has received a report from Lario Oil and Gas Company of Denver CO, the operator of the Corning gas field in northern California, that they have proceeded with a 2-well program at that field. Lario has completed drilling and casing the first well for a completion attempt to the depth of 4,977 feet (1,517 meters). Lario has informed Vangold that it is now moving the rig to a second 3Dseismic location. The present targets named Bad Love, and Blind Faith were identified by 3D seismic in a previous work. It is expected that the second well will be drilled within two weeks. Completion of the two wells should occur in the second quarter of 2007. Vangold has a 3.75% working interest in the two wells.

Presently in California drilling activity and gas exploration is intense, and as such Lario hopes to secure a completion rig within this period.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

## NEWS RELEASE

## VANGOLD AMENDS NEWS RELEASE OF MARCH 1, 2007 RE: RWANDA NEGOTIATIONS AND TECHNICAL REVIEW

**Vancouver, BC, March 8, 2007 - Vancouver, BC -** Vangold Resources Ltd. ("Vangold") wishes to clarify a news release of March 1, 2007 whereby it was reported that the Minister of State in charge of Energy and Communications, Republic of Rwanda, granted to Vangold the exclusive rights to commence negotiations for a production sharing license for oil and gas in the north western part of Rwanda. The concession, known as White Elephant, is a 2,708 sq kms area which represents 11% of the land mass of Rwanda. This exclusive right remains in effect.

However, Vangold also reported that it would undertake a technical review of the area to determine whether Rwanda has the extension of the Heritage Oil Corporation discovery. The March 1, 2007 News Release did not report that the right granted to Vangold to undertake the technical review of oil and gas potential was granted on a non-exclusive basis by the Ministry.

Vangold also announced that on February 16, 2007, Tullow Oil and Heritage Oil reported their latest well in this basin was flowing 4100 bopd. In fact, that was from only one zone. The Kingfisher – 1A is flowing 13,893 bopd in total.

As reported on March 1, 2007, the technical review will cover the north western part of Rwanda, the block named "White Elephant" by Vangold, which is part of the Albertine Graben where oil was discovered in Uganda. Vangold's team of petroleum geologists (located in Nairobi, Kenya) is confident that the Uganda discovery could be reflected in Rwanda as an extension of the Lake district's geology.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

***"Dal Brynelsen"***

Dal Brynelsen, President and CEO

# VANGOLD



## NEWS RELEASE

## THE UGANDA MINISTRY OF ENERGY AND MINERAL DEVELOPMENT IN CONJUCTION WITH VANGOLD ANNOUNCE AIRBORNE GEOPHYSICAL PROGAM COMMENCES IN UGANDA

**Toronto, Ontario, March 7, 2007.** Vangold Resources Ltd,. ("Vangold") reports that the Minister of State for Mineral Development of The Republic of Uganda, Honourable Dr. Kamanda Bataringaya is pleased to announce that a mineral sector development program including an airborne geophysical program has commenced in mineral rich areas of Uganda. This announcement was made at the Prospectors and Developers Association of Canada Conference in Toronto, Ontario, on March 7, 2007. This program consists of 700,000 line kilometers of magnetic and radiometric data collection. Selected high potential areas will also be flown by helicopter and fixed wing for advanced airborne EM. These areas include Kafunzo, where Vangold is exploring a 4 kilometer magnetic anomaly that is potentially a nickel, cobalt ore body, and the Kilembe Mine area where Vangold has the concessions that run from Kilembe to the DRC border covering this copper/cobalt belt.

Vangold has 287 sq km in the Kafunzo area which is located on the Tanzania border, north of the Kabanga nickel/cobalt deposit. The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey, reaching 1,700 nT. This anomaly occurs in folded flysh-type sediments and granites of the mid-Proterozoic Karagwe-Ankolean system (the Kibaran Fold Belt) which, in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralized belt has borne a significant discovery that is being actively developed by Exstrata and Barrick known as the Kabanga nickel/cobalt deposit in Tanzania south of Kafunzo.

Vangold also has a 100% interest in a total of 9 licenses covering 300 sq kms located in the Kilo Moto region. The licenses are located in the West Nile region bordering the Democratic Republic of Congo and Sudan and are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces. The current exploration in the Kilo Moto area has identified 10 million ounces of gold.

Vangold also owns all five licenses that adjoin the former Kilembe Mine that extend some 20 kilometers along a strike of favorable strata. Falconbridge had explored this area focusing primarily on favourable stratigraphic horizons that contained copper anomalies, before the mine was turned over to the Government of Uganda in 1977. Between 1956 and 1977 the Kilembe mine produced 16,000,000 tonnes of ore, namely copper (1.98% grade) and cobalt (.17% grade).

Dal Brynelsen, Vangold President, states, "This extensive and technically advanced geophysical program will provide invaluable information for miners and explorers worldwide interested in exploring in Uganda. The incredible untapped mineral wealth of this country is indicated through its proximity to the DRC and Tanzania. This program should provide a major incentive to come to Uganda. Vangold has been in Uganda for twelve years and has secured three significant mineral areas. We thank the Ugandan government for its ongoing support."

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

***"Dal Brynelsen"***

Dal Brynelsen, President and CEO

On Behalf of the Ministry of Energy
and Mineral Development, Uganda

***"Kamada Bataringaya"***

Honourable Dr. Kamada Bataringaya,
Minister

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.*

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

# VANGOLD ACQUIRES EXCLUSIVE RIGHTS TO 2700 SQ KM RWANDA OIL CONCESSION SOUTH OF HERITAGE DISCOVERY IN UGANDA

**March 1, 2007 - Vancouver, BC -** Vangold Resources Ltd. ("Vangold") announces that the Minister of State in charge of Energy and Communications, Republic of Rwanda, has granted to Vangold the exclusive rights to commence negotiations for a production sharing license for oil and gas in the north western part of Rwanda. The concession, known as White Elephant, is 2,708 sq kms in area and is shown on the attached map. This concession represents 11% of the land mass of Rwanda.

With the discovery of oil in south western Uganda by Heritage Oil Corporation, a technical review will determine whether Rwanda has the extension of that discovery. The agreement calls for Vangold to undertake a technical review of all information available and commence negotiations for a production sharing agreement over a period of 18 months.

The technical review will cover the north western part of Rwanda, the block named "White Elephant" by Vangold, which is part of the Albertine Graben where oil was discovered in Uganda. Vangold's team of petroleum geologists (located in Nairobi, Kenya) is confident that the Uganda discovery could be reflected in Rwanda as an extension of the Lake district's geology. Tullow Oil and Heritage Oil have reported their latest well in this basin is flowing 4,100 bopd.

During the signing ceremony, Rwanda's Minister of State for Energy and Communications, Eng Alberta Butare, stated that Rwanda is committed in the long term to explore for hydrocarbon potential. Currently, the country has significant reserves of methane gas in the Lake Kivu area which is being developed commercially. Upon completion of the technical review and concluding negotiations with Vangold, the government may consider participating in the exploration phase.

Present at the ceremony were representatives from Vangold, Joseph Katarebe and Idi Kawadi. When asked the significance of White Elephant by Ms. Anthe Vrijandt, Expert External Links at the Ministry, Mr. Kawadi responded by saying, "The country's part of the East African Rift Valley Basin lies on a downhill trend and we expect there to be a significant reservoir of oil in Rwanda's area."

In response to Minister Butare's comments, Mr. Katarebe, Vangold's country representative, said that, "With the admission of Rwanda and Burundi in East African Community trading bloc effective July, 2007, the company will take advantage of technical expertise within the region. A technical team has been mobilized from Kenya to undertake the technical review." He further stated that, "If the company were to mobilize resources outside the region, it would take a few months as opposed to weeks."

Vangold is an active explorer for resources and a fast growth oil producer in North America. The exploration portfolio is extensive and it also includes interests in international ventures and development projects.

Vangold's President, Dal Brynelsen said that, "Through the acquisition of White Elephant, the company is becoming an active player in the oil industry in the region. This will add to the

company's capability of competing on the world stage with a strong asset base and skilled employees." He further added that, "The expansion of the operations is not only to enhance shareholder value, but building and maintaining effective operations, with the foundation built on ensuring that safety, environmental and social responsibility are given primary focus."

He further stated that the company's focus will be on value creation in the contract area by acquiring critical information so that development can be prioritized and risks reduced. Identifying optimum drilling, stimulation and completion techniques early in the development cycle will minimize full cycle development costs.

Mr. Brynelsen said that it was the Canadian government that attracted him to Rwanda. In discussions with Benjamin Wamahiu, Canadian Trade Commissioner, "Ben said that the country is focused on good governance and eradication of corruption. The President of Rwanda, Paul Kagame has stated publicly on several occasions that, "We know that the role of the private sector is central on our fast-paced journey of reconstruction for development, and that is why we have built a new impetus for economic change that is driven by private enterprise and capital, and supported by good political choices."

After the technical review, Vangold will undertake development initiatives within the area in consultation with the government and villagers. Geologically and technically, Mr. Brynelsen met with Mr. Reuben Kashambuzi in Entebbe, Uganda, Commissioner, Petroleum Exploration and Production Department, who advised him that the Albertine Grabine extends southwards from Uganda into Rwanda. With Albertine Grabene's known discovery, a 10 percent probability exits that there is a commercial and viable discovery in Rwanda, Vangold will commit its financial and human resources.

Vangold also wishes to announce that the Board of Directors has approved the issuance of 400,000 incentive stock options to a Consultant. These options are exercisable for a period of two years, at a price of $0.50. Pursuant to the policies of the TSX Venture Exchange, and Vangold's Stock Option Plan, the options vest equally on a quarterly basis, over a period of 18 months.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

***"Dal Brynelsen"***

Dal Brynelsen, President and CEO

VANGOLD RESOURCES LIMITED
REPUBLIQUE RWANDAISE
WHITE ELEPHANT AREA
2,708 sq km



VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## VANGOLD APPOINTS NEW DIRECTOR

**February 27, 2007 - Vancouver, BC** - The Board of Directors of Vangold Resources Ltd. ("Vangold") is pleased to announce the appointment of Mr. Timothy Mills to the Board. Based in London, England, Mr. Mills has extensive experience identifying and funding successful resource, biotech and technology companies. Mr. Mills is an independent venture capitalist who has had a 23 year career as an executive in the securities industry in the United Kingdom.

Mr. Dal Brynelsen, President and CEO of Vangold, states: "We welcome the addition of Mr. Mills to our Board. Tim brings an extensive knowledge of European corporate finance to our company.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

*NEWS RELEASE*

# 3m at 180 g/t GOLD (6ozs) within 24m at 33.7 g/t GOLD in TRENCH at MT. PENCK

**February 21, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Recent trenching at the Mt Penck Project in Papua New Guinea has confirmed two significant new gold mineralised zones at Upper Peni Creek and Kavola South. Upper Peni Creek is 300m west of Kavola East, where most of the 2006 drilling was concentrated, and Kavola South is 100m south of Kavola East. The trenches are hand dug trenches and were dug to gain some idea of the lateral extent of gold grades along strike. The trenches were dug approximately parallel to the strike of the high grade "core" of both zones.

**Upper Peni Creek Zone**

Separate trench intersections above 0.5g/t gold cutoff include:

24m at 33.7g/t gold, including 12m at 62.93g/t gold, including 3m at 180g/t gold;
12m at 4.07g/t gold;
33m at 1.73g/t gold;
18m at 1.82g/t gold; and
12m at 0.88g/t gold.

Check assays of some sample pulps have been carried out that confirm gold values. Additional checks of the sample preparation rejects are now in progress.

The above results indicate an average grade for all samples above 0.5g/t gold cutoff of 9.68g/t gold. The average grade for **all** samples is 8.66g/t gold.

Upper Peni Creek was initially discovered in 2005 by surface channel sampling of outcropping siliceous vein/breccia that returned historical assay results of 1m at 38.2g/t gold (see press release dated 18 November 2006). However, the result was not followed up at the time and the zone was not recognized as a new target until late 2006.

Two initial scout holes, MPD 036 and MPD 037, were drilled in late 2006, before the trench results were available. MPD036 intersected **4m at 5.71g/t gold from 22m to 26m downhole**, including **1m at 13.3g/t gold, 120g/t silver and 0.17% copper**. This hole was drilled below the historic chip sample of 1m at 38.2g/t gold. Hole MPD037 intersected four 1m to 2m intervals grading up to 2.85g/t gold and 24.3g/t silver to a depth of 68m downhole. All results above a 0.5g/t gold cut off are listed in the table below.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

**Kavola South Zone**

Separate trench intersections above 0.5g/t gold cutoff include:

30m at 4.42g/t gold;
48m at 4.01g/t gold;
24m at 2.82g/t gold; and
12m at 1.49g/t gold.

The nearest drill hole to the Kavola South Zone is MPD 038 located 160m to the east. This hole intersected 4m at 1.13g/t gold from 44m to 48m downhole.

Mr McNeil CEO of NGG commented: *"These are exciting trench results and the 3m at 180g/t gold represents the highest grades ever encountered at Mt Penck. The Peni Creek and Kavola South Zones appear to be separate mineralised zones from Kavola East, and the grades in trench make these highly attractive drill targets. At this stage the lateral and strike extent of both zones are unknown but surface observations suggest the very high grade zones have restricted widths of approximately one metre".*

**Kavola East Zone**

Final assay results from the 2007 drilling program have now been received for holes MPD 030, 034 and 035. Scattered intersections over 1m to 2m intervals are present in MPD 030 and 034 to depths of 132 metres downhole. The best intersection was 1m at 3.34g/t gold, 10.3g/t silver and 0.33% copper from 88m to 89m downhole in MPD 034. Hole MPD 035 was drilled to the west outside the main Kavola East Zone and confirms that the Kavola East mineralisation is probably terminated by a fault along it's western side.

It should be noted that only about 30% of the total geochemically anomalous area at Mt Penck has been tested by drilling.

All drill results above a 0.5g/t gold cut off are listed in the following table.

| Hole | From (m) | To (m) | Length (m) | Gold (g/t) |
|---|---|---|---|---|
| **Upper Peni Creek** | | | | |
| MPD 036 | 22 | 26 | 4 | 5.71 |
| | | | (incl.1) | (13.3) |
| | 30 | 32 | 2 | 0.76 |
| | 46 | 48 | 2 | 2.77 |
| MPD 037 | 2 | 4 | 2 | 1.06 |
| | 27 | 29 | 2 | 1.64 |
| | 43 | 44 | 1 | 0.84 |
| | 66 | 68 | 2 | 2.85 |
| **Kavola East** | | | | |
| MPD 030 | 19 | 21 | 2 | 0.99 |
| | 125 | 126 | 1 | 1.56 |
| | 130 | 132 | 2 | 1.01 |

| Hole | From (m) | To (m) | Length (m) | Gold (g/t) |
|---|---|---|---|---|
| MPD 034 | 58 | 60 | 2 | 1.08 |
| | 88 | 89 | 1 | 3.34 |
| | 114 | 115 | 1 | 3.34 |
| | 116 | | | |
| | 124 | 117 | 1 | 1.49 |
| | | 126 | 2 | 2.80 |
| MPD 038 | 0 | | | |
| | 44 | 2 | 2 | 0.66 |
| | | 48 | 4 | 1.13 |

**MOUNT NAKRU PROJECT**

Assay results for three shallow holes at Mt Nakru, EL 1043, West New Britain Province, Papua New Guinea have now been received. NAK 010, 011 and 012 were drilled to a maximum depth of 76.5m downhole in late 2006 to test for near-surface gold mineralisation beneath a trench intersection of 55m grading 4.79g/t gold, including 15m at 16.01g/t gold (see press release dated March 27, 2006). Because of terrain limitations, the holes were collared 35 metres from the trench intersection and were designed to intersect the mineralised zone at depths of 30-50m. No zones above 0.5g/t gold were intersected in any of the holes. Narrow 1m to 2m intersections of plus 0.1% copper were present in all three holes, up to 1m at 0.4% copper in NAK 010 at 73m downhole. The zone is now being re-assessed to attempt to explain the lack of gold in the drill holes.

The Mt Nakru Property is beneficially owned 75% New Guinea Gold and 25% Vangold Resources Ltd.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Douglas Hutchison, Vice President, Exploration of New Guinea Gold Corporation. Mr Hutchison has an MSc in Geology, 28 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD RESOURCES LTD. TSX-V:VAN

*NEWS RELEASE*

# VANGOLD GRANTS STOCK OPTIONS

**February 16, 2007 - Vancouver, BC** - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's Stock Option Plan, the Board has approved the issuance of 1,000,000 incentive stock options to a director and consultants of Vangold. The options to the director are exercisable for five years at a price of $0.48 and the options to the consultants, also at a price of $0.48, are exercisable for a period of two years. In keeping with the policies of the TSX Venture Exchange and the Stock Option Plan, these options shall vest equally over a period of 18 months.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

***"Dal Brynelsen"***

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## WEST BUKANGAMA DRILL PROGRAM CANCELLED

**February 13, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – Vangold has decided not to proceed with the planned drill program at West Bukangama in Uganda. The decision was taken for a number of reasons. First, the project was delayed due to consent not being granted for use of an access road through the Kilembe mine. Second, fieldwork showed that road construction through difficult mountainous terrain was required to access the drilling location. The cost of this road, or the alternative use of a helicopter, was considered too high for the size of the planned program and the constraints on time with the driller.

The company has decided to postpone drill testing all targets on its Rwenzori properties pending further work to define additional drill targets. Proposed works include aeromagnetic, EM and detailed geochemical surveys. It is anticipated that this work would define new and better targets along the Kilembe Schist Belt which could justify a helicopter-supported drill program or road development prior to the drill program.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

**Dal Brynelsen, President and CEO**



P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**SIGNIFICANT BEDROCK GOLD MINERALISATION DISCOVERED WITHIN A LARGE GOLD SOIL ANOMALY AT YUP RIVER**

**February 12, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Yup River project (EL 1329). Kanon is owned 50% Vangold and 50% NGG. The Yup River property is beneficially owned 50% by Vangold and 50% by NGG.

Rock chip and grid soil sampling has located a 5 meter wide zone of bedrock mineralisation grading 2.47 g/t gold within a large gold soil anomaly at Dauri Prospect within the Yup River tenement, EL 1329, West Sepik Province, Papua New Guinea.

The 5m wide rock chip anomaly is derived from a single 5m composite chip sample and represents the first significant bedrock gold mineralisation discovered in the Yup River tenement. The enclosing gold soil anomaly has rough dimensions of 1200m by 300-450m and is open to the northeast. Nearby subordinate soil anomalies are present adjacent to the main anomaly that together define a large gold-anomalous area that contains at least four targets for follow up pitting, trenching and drilling. Soil samples were collected by hand augering to depths of 0.5m to 1.0m at 25m spacing along lines spaced 100m apart. The soil anomaly locations are shown in the attached Figure 1.

The soil values are rather erratic reflecting the coarse, crystalline nature of the gold at Yup River. Several plus 1.0 g/t gold values in soil are present up to a peak of 6.46 g/t gold. The bedrock mineralized zone is hosted by strongly sericitised, quartz-sulphide veined, phyllite and schist of the Ambunti Metamorphics. Similar altered rocks are exposed intermittently over a wide area within the gold anomalous zone. The geology and style of alteration and veining at Dauri has some similarities to the high grade, vein, gold deposit at Kainantu in the Eastern Highlands Province of Papua New Guinea. Alluvial and eluvial gold concentrations are also present over a wide area and are being worked by local miners at numerous locations at Dauri Prospect.

The Yup River tenement is located within the Amanab "goldfield" which has been mined on a small scale by local miners intermittently for 60 years. Alluvial gold occurrences are known over a large area shedding from metamorphic and intrusive basement rocks. Historical results from work carried out by previous explorers have defined three large target areas of alluvial gold concentration. These are <u>Yumoro-Akraminag</u> where Carpenter Pacific Resources NL reported gold shedding from a 6km long ridge and stream sediment gold values of up to 77.5 g/t gold; <u>Yup River</u> where stream sediment and soil sampling has defined several gold anomalies distributed over a 15km long zone with historical stream sediment values of up to 106g/t gold; and <u>Merewe-Biaka</u>, which includes Dauri Prospect, where gold anomalous areas are distributed over a 7km long zone. All three areas are located within EL 1329. Stream sediment gold values reflect gold concentrations in creek sediments and are not indicative of potential bedrock grades. In most cases the stream sediment anomalies have not yet been followed up to locate their bedrock source. Banka drilling has previously been carried out at Amanab to test alluvial gold concentrations but no drilling to test bedrock gold mineralisation has been undertaken.

*Mr. Bob McNeil, CEO of New Guinea Gold (NGG) stated: "The recent results from Yup River confirm our belief that EL 1329 covers a possible new gold province in Papua New Guinea that, because of it's relatively remote location, has not previously been explored in detail for bedrock gold mineralisation."*

The technical data in this release was prepared by or under the supervision of Douglas S. Hutchison, Vice President, Exploration of New Guinea Gold Corporation. Mr Hutchison has an MSc in Geology, 28 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

**Dal Brynelsen, President and CEO**




Soil Samples
Au ppm
Au > 0.03 g/t
5m at 2.47 g/t Au
KANON RESOURCES LTD
EL 1329 - Yup River
Dauri Prospect
Soil Geochemistry
EL 1329 - Yup River Location

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**J/V AGREEMENT EXTENDED**
**DRILL PROGAM TO COMMENCE AT FENI ISLANDS**

**February 5, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** announces that it's joint venture partner, New Guinea Gold Corporation ("NGG") has agreed to an extension to June 30, 2008 for Vangold to spend a further $1.26M on exploration to earn a further 25% in the Feni Islands Project (EL 1021). Of this amount, the partners have agreed that $600,000 shall be spent by September 1, 2007 on a diamond drill program. Vangold will also issue 200,000 common shares. Vangold and NGG currently each own 50% of the project.

On January 19, 2007, the partners reported that a 1500 to 2000 metre diamond drill program to test new targets at the Feni Project is scheduled to commence during the first quarter of 2007. In a news release dated November 7, 2006, Dr. David Lindley, formerly VP Exploration for NGG and Vangold, recommended drill testing of a 3 sq km area of the Feni gold system which has not yet been drilled. It is planned to mobilize a drill owned by Kanon Resources Ltd (owned 50%NGG and 50% Vangold) plus ancillary equipment to Ambitle Island as soon as staff and transportation are available.

**Background**

Peter A. Christopher, PhD, P.Eng. in an independent NI 43-101 technical report dated 1st October 2002, described the Feni property as follows:

*"Feni property consists of two separate areas on adjacent Ambitle and Babase Islands in the Feni-Tabar chain of islands in the New Ireland Province of Papua New Guinea.*

*These two islands which are within a chain of alkaline volcanic islands that contain a significant gold deposit on Tabar Island and a world-class gold deposit on Lihir Island. The Feni property is mainly a target for hot spring gold deposits (like Lihir) or a deeper "high-grade" multi-vein deposit (like Tolekuma on the main island of Papua New Guinea). It also has potential for very high-grade structurally controlled mineralisation like Hishikari in Japan and indications of a porphyry copper-gold system occur in some drill holes. Previous exploration of the Feni property has identified over 30 separate gold anomalies and occurrences. Soil geochemistry for gold, mercury, arsenic and copper has been obtained for a 9km² zone that includes the Kabang and Dome prospects.*

*Ambitle Island (the primary target) has at its center an eroded caldera. Numerous active thermal areas are aligned along young faults and caldera ring fracture zones. Older counterparts of the active geothermal areas have been the main exploration targets. The eroded caldera is cut by the NNW trending Matampasel Fault. The Matampasel Fault flanks the NNW trending Niffin Graben. Movement on NNW structures resulted in graben cross structures. Polymectic, angular clast, altered volcanic breccia bodies occur along the Natong structure. Silicified clasts from the breccias are reported to have gold values up to 75g/t Au".*

Past drilling, including drilling by the J/V partners has encountered widespread gold in geologically similar environments to the Lihir deposit with gold values in the order of 0.5g/t gold to 10g/t gold.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Some of the previous holes had intersections as follows: (locations are shown in Christopher's report):

| Hole No | From (m) | To (m) | Length (m) | Gold (g/t) | Copper (%) |
|---|---|---|---|---|---|
| AMD002 | 0 | 114 | 114 | 1.12 | 0.19 |
| AMD006 | 44 | 85 | 41 | 1.84 | 0.02 |
| including | 44 | 64 | 20 | 2.13 | 0.02 |
| KAD002 | 46 | 122 | 76 | 1.69 | - |
| including | 92 | 108 | 16 | 2.56 | - |
| MAD001 | 68 | 257 | 189 | 1.1 | - |
| Including | 68 | 120 | 52 | 1.65 | - |
| including | 98 | 120 | 22 | 2.18 | - |

- All drill results are on the web site, www.newguineagold.ca
- Intersection lengths approximate true widths

CEO and President of NGG Bob McNeil commented: *"Gold mineralisation has now been confirmed by drilling over several square kilometers of the 16 sq km caldera. Large volumes of 1 to 2g/t gold are suggested by the drill results and the proposed drill program will focus on exploring for possible higher grade gold feeder zones which, if encountered, could result in a substantial increase in average gold grades. Dr. D. Lindley in a Press Release dated November 7, 2006 noted that a three sq km core of the caldera on "crater" has widespread alluvial gold in creeks that dissect that area, but has not yet been tested by drilling. This area has a thin cover of volcanic ash and trachytic lavas which are younger than the gold mineralisation and which could obscure potentially gold mineralised bedrock (as suggested by the stream gold geochemistry). This area is now targeted for drill testing. Dr Lindley also noted that the Lihir deposit which contains resources of more than 42M ozs gold is confined to a two sq.km area and about 50% (by area) of the rock within this zone is unmineralised or weakly mineralised. The area on Feni to be drilled is sufficient to contain one or more of the component ore bodies that make up the Lihir deposit.*

*This will be an exciting program which will extend into the second half of 2007. Initial drill results are not expected before May 2007, largely because of assay laboratory delays".*

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

"Dal Brynelsen"

**Dal Brynelsen, President and CEO**

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## DRILLING TO COMMENCE AT FENI PROJECT

**January 19, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** and New Guinea Gold Corporation ("NGG") report that a 1500 to 2000 metre diamond drill program to test new targets at the Feni Project is expected to commence during the first quarter of 2007.

In a news release dated November 7, 2006, Dr. David Lindley, formerly VP Exploration for Vangold and NGG, recommended drill testing of a 3 sq km area of the Feni gold system which has not yet been drilled. It is planned to mobilize a drill owned by Kanon Resources Ltd. (owned 50% NGG and 50% Vangold) plus ancillary equipment to the island as soon as staff and transportation are available.

The Feni Project is presently owned 50/50 NGG and Vangold with Vangold solely funding exploration to increase its holding to 75%.

The Feni Project lies within the Lihir Corridor which is a structural-volcanic arc extending from Allied Gold's Simberi gold project on Simberi Island through the Lihir Islands to Bougainville Island. Two major ore bodies (in addition to Allied Gold's Simberi project) occur within this arc including the Lihir Mine with approximately 50 million ounces of gold mined and in current resources and the Panguna porphyry copper/gold system on Bougainville Island.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

**Dal Brynelsen, President and CEO**



P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## 7m at 2.95g/t GOLD in HOLE MPD033 at MT PENCK

**January 19, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Several further gold intersections are present in the latest drill results from Mt Penck Project in Papua New Guinea. Hole MPD053 intersected 7m at 2.95g/t between 3m to 10m downhole. Hole MPD028 intersected 5m at 2.26g/t gold between 47 to 52m downhole and 24 to 30m downhole respectively. All results above an 0.5g/t cut off are listed in the table below.

Mr. Bob McNeil, CEO of New Guinea Gold (NGG) stated: *the results of these three holes are regarded as significant, add to the knowledge of the Kavola East Zone and extend the known gold mineralisation at Kavola East further to the north. Results from a further 6 holes completed in 2006 are still pending, but are not expected now until mid February, due to long delays at commercial assay laboratories. Most of the remaining holes have targeted gold mineralisation beyond the Kavola East zone, and if successful, would indicate additional bodies of gold mineralisation within the Mt Penck Project.*

*Drilling will resume in approximately one week, and the initial program for 2007 will be deeper holes to target depth extension of known mineralisation. Most holes to date have targeted mineralisation at less than 80m depth."*

The Mt Penck project is beneficially owned 60% NGG and 40% Vangold Resources Ltd.

| Hole No | From (m) | To (m) | Length (m) | Gold (g/t) |
|---|---|---|---|---|
| MPD028 | 19 | 20 | 1 | 1.21 |
| | 24 | 30 | 6 | 1.43 |
| | 36 | 38 | 2 | 0.60 |
| | 47 | 52 | 5 | 2.26 |
| | 61 | 62 | 1 | 1.83 |
| MPD031 | 67 | 68 | 1 | 1.20 |
| | 70 | 71 | 1 | 1.01 |
| MPD033 | 0 | 1 | 1 | 0.60 |
| | 3 | 10 | 7 | 2.95 |
| | 24 | 26 | 2 | 0.66 |
| | 80 | 84 | 4 | 0.85 |

NOTE: The true widths of intersections is not known. The interval from surface to 3m in hole MPD033 averaged 0.46g/t gold. Hole locations are shown in the Press Release dated 3 January, 2007.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## THREE DRILL HOLES COMPLETED AT MT NAKRU TO TEST NEAR-SURFACE GOLD MINERALISATION

**January 3, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Nakru project (EL 1043) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Nakru property is beneficially owned 25% by Vangold and 75% by NGG.

A three-hole drilling program at Mt Nakru Project was completed in late December 2006. The holes, NAK010 to NAK012, were all drilled from the same pad to test the lateral and depth continuity of near-surface gold mineralisation exposed in Trench 2 at Nakru 1 Prospect. A total of 212.6 metres were drilled to a maximum vertical depth of about 70 metres.

Trench 2 was dug by bulldozer in late 2005 and exposed quartz-pyrite veined, strongly silicified, hydrothermal breccias that returned assay results of 21m at 7.26g/t gold, including 6m at 23.2g/t gold (not true widths). The mineralisation is associated with a northeast trending, sub-vertical fault structure.

The holes were drilled on azimuths of 260 and 300 degrees inclined at -45 degrees or -60 degrees. All three drill holes intersected strongly silicified, pyritic, hydrothermal breccias, which are locally strongly fractured and sheared, and are also locally quartz-pyrite veined. The silicified breccias have been intersected over widths of up to 40 metres and depths of up to 70 metres.

The mineralized breccias in Trench 2 are located some 560 metres northeast of historical trenches that had channel sample intersections of 51m at 2.2g/t gold and 45m at 2.5g/t gold and holes NAK001, NAK002 and NAK003, which intersected near-surface gold mineralisation and returned historical assay results of 5.6m at 1.9g/t gold, 0.12% copper (NAK001, 0-5.6m); 6.0m at 1.2g/t gold (NAK002, 0-6m) and 6.5m at 1.33g/t gold, 0.14% copper (NAK003, 0-6.5m).

The core has been split and samples bagged ready for shipment. Assay results are not expected to be received until February 2007.

The Mt Nakru property is beneficially owned 75% New Guinea Gold and 25% Vangold Resources.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## 4m at 3.6g/t GOLD & 7m at 2.07g/t GOLD in HOLE 26 at MT PENCK

**January 2, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

The results from the latest drill core assays from Mt Penck using cut offs of 0.5g/t gold and 10g/t silver, include:

7m at 2.07g/t gold in MPD 026 (74-81m)
4m at 3.68g/t gold, including 1m @ 7.43g/t gold in MPD 026 (9-13m)
2m at 3.2g/t gold, 11g/t silver in MPD 032 (8-10m)
1m at 4.50g/t gold, 61g/t silver in MPD 024 (0-1m)
6m at 0.91g/t gold, 12 g/t silver in MPD 029 (90-96m)

The hole locations are shown, with gold soil geochemistry, on the accompanying plan. All assay results above cut off are listed in the following table.

| Drill Hole | From (m) | To (m) | Length (m) | Au g/t | Ag g/t |
|---|---|---|---|---|---|
| MPD 24 | 0 | 1 | 1 | 4.50 | 61 |
| | 2 | 3 | 1 | 0.64 | |
| | 29 | 30 | 1 | 2.21 | |
| | 49 | 51 | 2 | 1.40 | |
| | 52 | 54 | 2 | 1.05 | |
| | 66 | 68 | 2 | 1.72 | |
| | 128 | 130 | 2 | 1.52 | |
| MPD 25 | 0 | 3 | 3 | 1.41 | |
| | 13 | 14 | 1 | 0.54 | |
| | 17 | 18 | 1 | 0.79 | |
| | 21 | 22 | 1 | 0.79 | |
| | 94 | 96 | 2 | 1.42 | |
| | 98 | 99 | 1 | 0.59 | |
| MPD 26 | 4 | 5 | 1 | 1.82 | |
| | 6 | 7 | 1 | 1.79 | |
| | 9 | 13 | 4 | 3.68 | |
| | 74 | 81 | 7 | 2.07 | |
| | 92 | 94 | 2 | 0.52 | |
| | 98 | 100 | 2 | 1.29 | |

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

| Drill Hole | From (m) | To (m) | Length (m) | Au g/t | Ag g/t |
|---|---|---|---|---|---|
| MPD 29 | 13 | 14 | 1 | 3.33 | 14 |
| | 90 | 96 | 6 | 0.91 | 12 |
| MPD 32 | 8 | 10 | 2 | 3.32 | 11 |
| | 14 | 16 | 2 | 1.32 | |
| | 34 | 36 | 2 | 1.08 | |

**The true width of intersections is not known.**

The latest results continue to show that gold mineralisation is widespread at Mt Penck and resource definition drilling is expected to continue throughout 2007. The partners are investigating means to substantially increase the drilling rate in 2007.

It is important to note that the drilling to date has tested only about 30% of the known gold anomalous area at Mt Penck, which totals about 2 square kilometers, and of the 30% tested much infill drilling remains to be completed.

Mr. Bob McNeil, CEO of NGG, stated: *"that given the number of drill holes completed to date, management now believes that the construction of an NI 43-101 compliant resource model incorporating the drill holes completed during 2006 can commence towards the end of the first quarter 2007 following receipt of assays from ALS Chemex in Brisbane, Australia. However, the resource estimate will be an interim estimate as 70% of the prospective area remains to be tested."*

The new zone of gold mineralisation discovered at Peni Creek, about 700m west of the Kavola East zone, which was reported in the release dated 14 November 2006, has been mapped and channel sampled. These samples are now in Kimbe awaiting dispatch to the laboratory.

The 2006 drilling program at Mt Penck (EL1322, West New Britain Province, Papua New Guinea) was completed on 15 December 2006. The rig is now being demobilized for the Christmas-New Year break and drilling will not resume until late January as all field crews will be taking field break and annual leave. In early January the current field camp, now too small for an advanced project, will be pulled down and a new, larger camp will be built in a more accessible location closer to the coast.

Since drilling commenced in March 2006, 29 holes, MPD010 to MPD038, have been completed for a total meterage of 3376.7 metres. The deepest hole was MPD 012 at 199.5 metres (downhole).

Due to laboratory congestion, assay results have been received only for holes up to MPD 027, plus MPD 029 and MPD 032. Samples from the remaining holes (Holes MPD028, MPD030, MPD031, MPD033 to MPD038) have either been dispatched to the laboratory or are in Kimbe awaiting dispatch. 120 samples are now at the laboratory in Townsville and are expected in mid-January, but final assay results for all holes are not expected to be received until February 2007.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Highlights of the drilling up to hole MPD 023 have been reported in earlier releases dated 6 September 2006 and 11 October 2006.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***


Kanon Resources
EI 1322 Mt Penck
Kavola East Zone
DDH Drill hole
Drilling Previous 2006
Drilling 2006
Gold Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
METRES
DDH-7

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

# Vangold Announces Important Exploration Program in Uganda Under The Supervision of Dr. Matt Ball.

**VANCOUVER, BRITISH COLUMBIA – Dec 12, 2006:** Vangold Resources Ltd., ("Vangold") is pleased to announce the start of an intensive exploration and diamond drilling program on its (100% owned) West Bukangama property in Uganda. The target is a massive sulphide hosted copper /cobalt deposit in the Proterozoic Kilembe Series.

Vangold owns all five licenses that adjoin the former Kilembe Mine and that extend some 20 kilometers along a strike of favorable strata. Falconbridge had explored this area focusing primarily on favourable stratigraphic horizons that contained copper anomalies, before the mine was turned over to the State of Uganda in 1977. Between 1956 and 1977 the Kilembe mine produced 16,000.000 tonnes of ore, namely copper (1.98% grade) and cobalt (.17% grade).

In 2005 drilling was conducted by a Canadian company on the Kilembe Mine lease up to the boundary of the Vangold claims, and significant sulphide mineralization was intersected near the boundary. More recently, an IP geophysical survey conducted in 1993 on Vangold's claims, identified significant chargeability anomalies coincident with the Falconbridge copper soil anomalies. Vangold intends to test this zone along the anomalous corridor west of the Kilembe mine lease, up to the border of the Democratic Republic of the Congo. A drilling program (1500 meters minimum) is to begin immediately and will be completed by March 2007.

The project will be supervised by Qualified Person Dr. Matt Ball. Dr. Ball is a member of the Association of Professional Engineers and Geoscientists of British Columbia, Canada - The Society of Economic Geologists, USA, and has 27 years International experience in exploration and operations geology.

He was a semi-finalist (winner of the "Goldcorp Challenge") and subsequently employed by Goldcorp and the overall winner, Geoinfomatics Explorations Inc. Dr. Ball directed recent exploration in Uganda on the Kilembe mine lease, and consequently has 'site specific' expertise with the structural and stratigraphic controls on mineralization in the region.

The diamond core drilling is contracted to East Africa Drilling (the previous drill contractor at Kilembe) and is managed by Mr. Brad Jefferson. Mr. Jefferson is based in Uganda, and has local expertise, including ownership and management of heavy equipment contracting companies and diamond drilling.

Vangold is a diversified natural resource company with a large portfolio of advanced stage projects including revenue generating oil and gas projects. To find out more about Vangold Resources Ltd. please visit their website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email: brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

# VANGOLD REPORTS FINANCIAL HIGHLIGHTS FOR THIRD QUARTER

**November 29, 2006 - Vangold Resources Ltd. ("Vangold")** published its 2006 third quarter unaudited consolidated financial and operating results on November 29, 2006. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

For the nine months ended September 30, 2006, Vangold had a strong balance sheet with working capital of $5,989,581 and no long-term debt. Vangold achieved a number of significant milestones:

- Reported revenue of $3,430,000 and net income of $711,000;
- Spent $1,294,000 on oil and gas properties and $794,000 on mineral exploration; and
- Received $4,439,888 from the exercise of share purchase warrants;

## FINANCIAL HIGHLIGHTS Q3 2006

| | Three Months Ended September 30, 2006 | Three Months Ended September 30, 2005 | Gain |
|---|---|---|---|
| Net Income | $308,558 | ($176,738) | $485,296 |
| Total Assets | $14,590,963 | $6,498,870 | $8,092,093 |
| Total Revenue | $1,123,791 | $243,471 | $880,320 |
| Total Expenses | $553,224 | $380,375 | $172,849 |
| Cash and Cash Equivalents | $5,590,249 | $1,425,895 | $4,164,354 |
| Total Working Capital | $5,989,581 | $1,547,862 | $4,441,719 |

Vangold is a diversified natural resource company with a large portfolio of advanced stage projects including revenue generating oil and gas projects. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO



Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**NEW ZONE OF GOLD MINERALISATION DISCOVERED AT MT. PENCK**

**November 22, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Mr. Doug Hutchison, VP Exploration of NGG, and lead geologist on the Mt. Penck project, has reported that during recent field mapping and sampling at the Mt Penck project (West New Britain Province, Papua New Guinea) a new zone of gold mineralisation was discovered at Peni Creek, about 700m west of the Kavola East zone currently being tested by drilling. Coarse visible gold particles have been panned from the weathered portion of an altered shear zone in feldspar porphyry. The shear zone is up to 1m wide and has been traced for a distance of 20m before disappearing under cover. Mapping and rock chip sampling of this new target is now in progress.

The Peni Creek area was previously explored by BHP and Indo Pacific Resources in the 1980's and 1990's. Trenching exposed wide zones of relatively low grade gold mineralisation in argillically altered volcanics. Historical trenching results include 16m @ 2.08g/t gold; 77m @ 1.03g/t gold, including 8m @ 3.43g/t gold; 32m @ 1.41g/t gold; 24m @ 1.36g/t gold; and 4m @ 3.87g/t gold. Follow up drilling by BHP and Indo Pacific intersected generally narrower zones of somewhat lower grade to depths of 62 metres. Historical drilling results include 32m @ 0.98g/t gold; 26m @ 0.95g/t gold; 8m @ 1.4g/t gold; 6m @ 1.3g/t gold and 4m @ 2.41g/t gold. The newly-discovered zone is located some 150m northwest of the area tested by previous trenching and drilling.

At the Kavola East zone assay results for hole MPD024 have now been received. This hole contained six narrow intersections above cut off grade of 0.5g/t gold from surface to a depth of 150m. The best intersections were 1m @ 4.5g/t gold and 60.6g/t silver from 0-2m, and 2m @ 1.72g/t gold including 1m @ 2.29g/t gold and 0.11% copper from 66-68m. The location of MPD024 is shown on the plan included in a press release dated 11th October 2006. The hole was collared to the west of the main Kavola East zone and was drilled to the west on an azimuth of approximately 300 degrees. The narrow, intermittent zones of mineralisation that were intersected probably mark the western limit of the Kavola East mineralized zone.

Drilling has resumed at Mt Penck after a 2-week delay due to mechanical breakdown. Drilling at Kavola East will be completed in the near future and the rig will then be moved to the west to begin testing new targets away from Kavola East.

In upper Peni Creek, 300m west of Kavola East, hand trenching has exposed a high grade vein/breccia zone over a strike length of 100m, which is up to 2m wide trending northeast. Previous channel sampling of this zone returned a historical assay result of 1m @ 38.2g/t gold. This is a new target that will be drill tested in the near future.

Recent mapping has led to a reinterpretation of the origin of two key rock units at Mt. Penck. Rocks previously mapped as epiclastic sediments and pyroclastics are now thought to be intrusive hydrothermal breccias, and some quartz feldspar dacites previously mapped as lavas are clearly intrusive porphyries. Gold mineralisation is closely associated with both rock types and the better gold values are often contained in zones of intense quartz

stockworking and crackle brecciation on the margins of the hydrothermal breccia bodies. From this work new geological concepts are being developed to help interpret the drilling data and define new drill targets.
All drill core is logged, photographed and split on site with preparation and assaying of half core carried out using 50g fire assay technique, at accredited laboratory ALS Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Douglas Hutchison, MSc, VP Exploration, of New Guinea Gold Corporation. Mr Hutchison has an MSc in Geology, has more than 20 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**NEW DRILL TARGET AREAS DEFINED AT FENI PROJECT**

**November 7, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold)** Recent field sampling and mapping by Dr. David Lindley, formerly V.P. Exploration for Vangold and New Guinea Gold (NNG), and the project's lead geologist, has defined a 3 square kilometer area within the former Ambitle Volcano collapse (or failure) "crater" which warrants drill testing for Lihir style gold mineralization. The Feni Project is presently held 50/50 by Vangold and NGG with Vangold retaining the right to acquire a further 25% interest.

The fieldwork showed the following conclusions:

- The vast majority of streams within the Ambitle "crater" contain alluvial gold and the gold defined by drill holes to date does not explain the widespread distribution of this gold.
- The geological mapping completed suggests that 3 square kilometers of the prospective area of the "crater" is masked by surface or near surface recent trachyte lava flows and tephra (volcanic ash) and this area has not yet been tested by drilling.
- Initially 15 drill holes have been recommended to test the potentially prospective area, with such drilling likely to be carried out in the first quarter of 2007.

Dr. Lindley's main points from his report are quoted below:

- *Detailed 1:2,500 geological mapping of the upper Nanum Valley, Ambitle Island, combined with petrological studies and a reappraisal of drilling and TMI aeromagnetics data in the area, has confirmed the presence of a late-stage trachyitic lava, with a possible areal extent in the order of 3 $km^2$.*
- *This rock unit has previously been interpreted as an intrusive trachyitic plug or a cumulodome.*
- *Rock and panned concentrate sampling supports previous sampling, and has served to focus attention on the volcanic sequence masked by the Dome trachyitic lava and tephra-covered areas around the margins of the lava sheet.*
- *A review of previous drilling along the mapped trace of the Kabang Structure across the Dome lava has downgraded the potential for structurally controlled mineralisation.*
- *However, panned concentrates point strongly to the presence of Lihir-style sulphide-hosted disseminated gold mineralisation in region of the Dome trachyitic lava. Although there is an issue in respect of pyritic epiclastics interbedded within the tephra as a potential sulphide-gold source, it can be argued that this source probably can't account for the abundance of alluvial gold within the Nanum Valley.*
- *The Lihir deposit with 42 Moz gold is confined to a ~ 2 $km^2$ area and about 50% (by area) of the rock within this zone is unmineralised or weakly mineralised. There is sufficient area masked by and adjacent to the Dome trachyitic lava to locate any one (or more) of the component ore bodies that make up the Lihir deposit.*
- *Therefore the sequence masked by and adjacent to the Dome trachyitic lava represents a target worthy of drill testing. There is little more surface work that can be done.*
- *Fifteen holes of approximately 100 m separation are proposed for drilling along two approximately perpendicular cross-lines, for a total of 2,250 metres.*

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

- *Reverse circulation drilling should be used in order to contain costs. Cored holes are not required at this stage of reconnaissance drilling.*

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At Mt. Penck the latest results from the drill program is continuing to include numerous (30) gold intersections above cut-off grad of 0.5 g/t gold (News Release October 11, 2006).

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven beryllium mines through its 51% owned subsidiary Horn Rare Metals Ltd. ("Horn") (News Release June 26, 2006). Also through Horn Vangold has also acquired an option to acquire the exploration mineral rights on a further two beryllium properties in Brazil, subject to a 130 day due diligence review.

Total revenues from Vangold's oil and gas interests for the six months ended June 30 2006, was $2,307,007. Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected before year end.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**DRILLING TO COMMENCE AT MT NAKRU**

**October 23, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Nakru project (EL 1043). Kanon is owned 50% Vangold and 50% NGG. The Mt Nakru property is beneficially owned 25% by Vangold and 75% by NGG.

Mr. Bob McNeil, President and CEO of NGG, has reported that a drill rig is currently being mobilized to the Mt Naku site and is expected to be drilling with the next two weeks. Mr. McNeil said that the rig will begin drilling at the Nakru 1 prospect where an assessment of current and previous trenching suggests that a structural zone over 1km in length and 300m in width contains widespread gold over 0.1g/t and sporadic gold above 0.5 g/t. (See attached map). Bulldozer trench results from northeast to southwest were:

- 95 metres at 2.88 g/t gold including 35 metres at 7.26 g/t gold
- 40 metres @ 1.18 g/t gold and, 35 metres at 1.2 g/t gold
- 42 metres 2.7 g/t gold and 51 metres @ 2.2 g/t gold

The initial drilling will test the zone of 35 metres @ 7.26 g/t gold .

The attached map shows the known extent of copper and gold anomalism in auger drill soils at Nakru 1 and the copper/gold/molybdenum values in rock samples collected in creeks. The initial soil sampling program did not cover much of the eastern gold zone, which contains most of the above trench results and will be extended to cover this zone in the future.

The complete data of trenching results was disclosed is a news release dated May 25, 2006 which may be accessed at www.vangold.ca or www.sedar.com .

The Mt Nakru copper-gold system which is located in West New Britain, is a large acid-intermediate, volcanic-intrusive complex which covers 30km$^2$, much of which is mineralised to a greater or lesser degree. The complex marks the topographically highest point within the Kulu-Awit corridor. Four separate prospects have been identified with significant copper and gold values found in outcrop, trench or drill samples, along with significant silver, molybdenum and zinc grades. The prospects occur within a 5 km diameter circular topographic feature, which may represent a caldera type structure or a zone of doming and tensional fracturing above a rising intrusion. The circular feature is intersected by N-E and N-W trending lineaments which become important controls for the focussing of mineralisation. Airborne geophysics and stream geochemistry indicate the system may be larger than the area explored to date. Mt. Nakru 1 is the most advanced of the four prospects and has the best potential to host a large Cu-Au deposit. Deep auger soil sampling, more than 10km of hand and bulldozer trenching and nine drill holes have been completed.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At Mt. Penck the latest results from the drill program is continuing to include numerous (30) gold intersections above cut-off grad of 0.5 g/t gold (News Release October 11, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006). Dr. David Lindley's final report is expected shortly.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven beryllium mines through its 51% owned subsidiary Horn Rare Metals Ltd. ("Horn") (News Release June 26, 2006). Also through Horn Vangold has also acquired an option to acquire the exploration mineral rights on a further two beryllium properties in Brazil, subject to a 130 day due diligence review.

Total revenues from Vangold's oil and gas interests for the six months ended June 30 2006, was $2,307,007. Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected before year end.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.*


Drill Hole Intersection
Trench sample, w/assay
Rock Float w/assay
Auger Soil Copper anomalous area > 500ppm Cu
Auger Soil Gold anomalous area > 0.05 g/t Au
2.53g/t Au, 4.2% Cu
6.6% Cu
1.9%Cu
95m @ 2.88 g/t Au
Inc 35m @ 7.26 g/t Au
15m @ 0.79 g/t Au
24m @ 0.56 g/t Au
25m @ 0.91 g/t Au
Inc 5m @ 1.37
& 1.15 g/t Au
160m @ 0.73 g/t Au
Inc 40m @ 1.18 g/t Au
35m @ 1.2 g/t Au
NAK005
45.88m @ 0.52% Cu,
0.75 g/t Au
0.56% Cu
0.31% Cu
27m @ 0.97 g/t Au
NAK003
83m @ 0.5% Cu, 0.52 g/t Au
2.1g/t Au
3160ppm Mo
0.24% Cu
42m @ 2.7 g/t Au
51m @ 2.2 g/t Au
NAK001
50m @ 0.40% Cu
including 2.6m @ 2.6% Cu
2.09g/t Au
0.11% Cu
1.8g/t Au
5.14g/t Au
0.83% Cu
0.38% Cu
3.78%Cu
0.76% Cu
0.2% Cu

*Nakru 1 Geochemistry Summary*

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**VANGOLD ANNOUNCES BRAZIL OPTION ACQUISITION**

**October 19, 2006 – Vancouver, British Columbia – Vangold Resources Ltd.** ("Vangold") announces that together with its subsidiary Horn Rare Metals Limited ("Horn"), a private company held 51% by Vangold and 49% by Firebird Global Master Fund Ltd. has agreed to an option to purchase the exploration mineral rights to two properties in Brazil for purpose of beryl exploration. Under the terms of the agreements Brazilian Rockhounds Com. E. Servicos Minerais LTDA. ME has agreed to transfer to Horn, or its nominee, licensed areas to the Coronel Murta and Santa Maria de Itabira, located in the state of Minas Gerais in Brazil subject to a 130 day due diligence process to be carried out by Rafael Silva, a geologist with Brazilian Rockhounds. In return for the licenses, Horn has agreed to pay a total of US$114,067 for the Santa Maria de Itabira license area and US$79,722 for Coronel Murta license area. Horn has paid 10% of the total amounts.

The directors of Horn are Mr. Dal S. Brynelsen, President and CEO of Vangold, and Mr. James Passin, the Managing Director of Firebird Global Master Fund Ltd. ("Firebird"). Domiciled in Cayman, Firebird is affiliated with New York based Firebird Management LLC, which manages over US $2,000,000,000 in seven funds. Firebird invested US $500,000 to acquire a 49% interest in Horn, and Vangold retained the other 51%.

## About the Brazilian Properties

Coronel Murta and Santa Maria de Itabira are beryl mines, yielding various forms of gemological beryl. The chemical composition of gemological beryl is beryllium (14%) aluminum (19%) silicate (67%), usually containing alkali ions, other minerals, water and gases. Depending on the presence of chromium, manganese plus 3, vanadium or other minerals, the stones can be any color. The Santa Maria de Itabira property is primarily an aquamarine mine, and the Coronel Murta property contains various other forms of gemological beryl. Despite the widespread occurrence of beryllium in the ore, the artisan miners have so far only targeted the gemstones because they use small scale, labor intensive operations that use hand picking and cobbing methods.

In a news release of June 26th, 2006 Vangold announced that Horn acquired seven rare metal mines in Uganda, but that the name of the rare metal would not be disclosed because further acquisitions were anticipated. Now that Horn has acquired the options to purchase the licenses in Brazil, the decision has been made to publicly announce that the rare metal is beryllium. Mr. Brynelsen is now traveling to Uganda to meet with Geo Consult & Surveys Limited the geological consultant in Uganda who will be doing scoping studies and preparing a NI 43-101 compliant report on the seven mines.

## About Beryllium

Two beryllium minerals are commercially significant. Bertrandite contains less than 1% beryllium, and is mined in the United States, primarily by Brush Engineered Metals (trading symbol BW:NYSE). Beryl contains about 4% beryllium, and is mined in the rest of the world, primarily in Brazil, China and Russia. Aquamarine, emerald, and morganite are gemological forms of the mineral beryl.

Beryllium is one of the lightest of all metals, and has one of the highest melting points of all of the light metals. It is extremely strong and stiff for its weight, resists acid corrosion, has excellent thermal conductivity, and an

outstanding dimensional stability over a wide range of temperatures. It has the lowest neutron absorption cross section of any metal, and a high neutron scattering cross section

Beryllium is processed into a pure metal, an alloy, or an oxide. Each form has different properties which make it suitable for different uses. The only processing plants in the world are located in Kazakhstan, China, and the USA. Because beryllium has such a high melting point, it is very expensive to process. There are two methods for processing beryl ore, and briefly, they both involve heating the ore to extremely high temperatures and then leaching them with chemicals. Both are costly processes which are quite toxic and involve extensive safety measures to protect the health of workers and the environment. Ultimately, the cost of pure beryllium metal is generally in the range of approximately US $600 to $800.

Beryllium metal is used principally in aerospace and defense applications because of its stiffness, light weight, high thermal conductivity, and dimensional stability over a wide temperature range. Defense applications include guided missiles and nuclear warheads. Also, because beryllium resists attack by liquid sodium metal, it is used in cooling systems of nuclear reactors that use liquid sodium as the heat transfer material. Because it is a good reflector and absorber of neutrons, it is also used as a shield and a moderator in nuclear reactors.

Beryllium-copper alloy accounts for about 75% of the end use of total consumption of beryllium on a beryllium metal equivalent basis. It is used for automotive electronics, home appliances, industrial components, instrumentation and control systems, telecommunications products, wireless components, and computer components. The addition of 2% to 3% of beryllium to copper makes a nonmagnetic alloy 6 times stronger than pure copper.

Beryllium oxide is an excellent heat conductor, with high strength and hardness, and acts as an electrical insulator in some applications. It is used in beryllia ceramics, electronic packages and circuitry, which are used primarily in the telecommunications and computer, medical, electronics, automotive and defense markets. The components can be used in a variety of applications, including wireless telecommunications equipment, fiber optics, lasers for medical and other electronic equipment, automotive ignition module systems, satellites and radar systems.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

**HIGH GRADE GOLD & SILVER ZONE IN HOLE MPD 22 at MT PENCK**

**October 11, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

The latest drill results, from five holes at the Mt Penck project (West New Britain, Papua New Guinea) continue to include numerous (30) gold intersections above cut-off grade of 0.5g/t gold. A higher grade zone of 2m at 19.1g/t gold and 130g/t silver, and wider, bulk mineable grade zones such as 9m at 6.4g/t gold and 8.3m at 1.7g/t gold were intersected (see table below).

Results of 24 holes from the Kavola East part of Mt Penck are now available (including one historical hole) and suggest that gold mineralisation is widespread over the drill tested area. This area extends 500m east-west and 300m north-south, with most holes drilled containing significant gold intersections above cut-off grade of 0.5g/t gold. For all results, which typically include 5m at 5.9g/t gold, 19m at 1.6g/t gold, 26m at 2.3g/t gold and 4m at 18.7g/t gold refer to News Release dated 6th September 2006 on our web site at www.vangold.ca or www.sedar.com ).

Hole MPD22, which intersected the high grade zone is the western most hole drilled to date (see figure) and was drilled on an azimuth of approximately 135 degrees.

This hole contained ten intersections above cut off and appears to be defining a new major zone of mineralisation to the west of the original Kavola East zone. Two high grade gold zones were intersected between 50m - 51m and 91m - 93m downhole of 16.4g/t gold (70g/t silver) and 19.1g/t gold (130g/t silver) respectively. The style of mineralisation differs from the Kavola East zone in containing high silver and significant copper, lead and zinc. Zinc, lead, and copper values reached 12.2%, 7.1% and 0.7% respectively over the interval 28m to 29m downhole. All results are given in the accompanying table.

In addition to the intervals above 0.5g/t gold quoted in the accompanying table much of the remainder of the holes are mineralised with grades between 0.1 and 0.5g/t gold. The very extensive, almost pervasive, low grade gold mineralisation is a characteristic of the Mt Penck system, and suggests that overall, the gold mineralisation system is large.

The hole locations are shown, with gold soil geochemistry, on the accompanying plan. The plan illustrates the geographically extensive area in which drill intersections have defined gold mineralisation and that gold geochemical soil anomalies, where drilled, have significant subsurface gold mineralisation.

Except for the central mineralised zone of Kavola East the lateral extent and depth of many of the intersections is still unknown. Much drilling remains to be completed before the system is fully evaluated, and the various styles of mineralisation fully understood.

An additional point to note is that the accompanying figure encompasses less than 25% of the known gold anomalous area at Mt Penck (approximately 2 sq kms) and many targets outside the area of the figure remain to

be drill tested (see figure 2 in News Release dated 6 September 2006. Drill assays from the present holes above 0.5g/t gold are listed below:

| Drill Hole | Intersection From | To | Length (m) | Gold (g/t) | Silver (g/t) | Zinc (%) | Lead (%) |
|---|---|---|---|---|---|---|---|
| Hole MPD 19 | **17.2** | **19.5** | **2.3** | **2.9** | - | - | - |
| | 35.3 | 37.4 | 1.2 | 1.2 | - | - | - |
| | **39.3** | **41.4** | **2.6** | **2.6** | - | - | - |
| | 77.9 | 78.5 | 0.9 | 0.9 | - | - | - |
| Hole MPD 20 | 4 | 5 | 1 | 0.6 | - | - | - |
| | 7 | 8 | 1 | 0.5 | - | - | - |
| | 10 | 14 | 4 | 0.9 | 6 | - | - |
| | 15 | 18 | 3 | 1.8 | - | - | - |
| | **20** | **22** | **2** | **3.2** | **30** | - | - |
| | **43** | **48** | **5** | **2.9** | **15** | - | - |
| | 55 | 58 | 3 | 0.7 | 3 | - | - |
| | 65 | 69 | 4 | 0.7 | - | - | - |
| | 77 | 81 | 4 | 0.5 | - | - | - |
| | 141 | 142 | 1 | 0.7 | - | - | - |
| | 146 | 148 | 2 | 0.8 | - | - | - |
| Hole MPD 21 | 45 | 47 | 2 | 1.03 | - | - | - |
| Hole MPD 22 | **27** | **29** | **2** | **2.1** | **43** | **7.4** | **4.3** |
| | 28 | 29 | 1 | 2.4 | 65 | 12.2 | 7.1 |
| | **33.7** | **42** | **8.3** | **1.7** | **3** | - | - |
| | 44 | 46 | 2 | 0.6 | 1 | - | - |
| | **48** | **52** | **4** | **7.5** | **41** | **1.6** | **0.3** |
| | **50** | **51** | **1** | **16.4** | **70** | **1.7** | **0.5** |
| | 57 | 59 | 3 | 0.9 | 3 | - | - |
| | **64** | **67** | **3** | **2.1** | **12** | - | - |
| | **87** | **96** | **9** | **6.4** | **37** | - | - |
| | **91** | **93** | **2** | **19.1** | **130** | **1.8** | **0.5** |
| | 97 | 98 | 1 | 1.0 | 4 | - | - |
| | 99 | 100 | 1 | 1.4 | 4 | - | - |
| | 104 | 106 | 2 | 0.9 | 5 | - | - |
| MPD 23 | 18 | 19 | 1 | 1.3 | 4 | - | - |
| | 20 | 26 | 6 | 1.4 | - | - | - |
| | 30 | 31 | 1 | 2.6 | 1 | - | - |
| | 92 | 93 | 1 | 1.0 | - | - | - |
| | **True thickness of intersections is not known** | | | | | | |

All drill core is logged, photographed and split on site with preparation and assaying of half core carried out, using 50g fire assay technique, at accredited laboratory ALS Chemex in Townsville Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006). Dr. David Lindley's final report is expected shortly.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Total revenues from Vangold's oil and gas interests for the six months ended June 30 2006, was $2,307,007. Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected before year end.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***


Kanon Resources
Kavola East Zone
El 1322 Mt Penck
Trench Samples
Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
Diamond Drill Hole
Gold In Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
METRES
MPD011
Latest Trench (Aug 2006)
MPD012
EL 1322 Mt Penck
Papua New Guinea
New Britain Island
Figure 1

*NEWS RELEASE*

## PNG MANAGEMENT UPDATE

**October 6, 2006- Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – The of Directors of Vangold announce that Dr. David Lindley, has tendered his resignation as VP Exploration, PNG in order to pursue a full time employment opportunity. Dr. Lindley will remain involved with the Feni Islands Project on a consulting basis. The other Papua New Guinea properties are geologically managed by Vangold's joint venture partner, New Guinea Gold Corporation.

Dr. Lindley is currently preparing a detailed report on his recent visit to Feni where he spent 14 days field mapping the Nanum Valley. In all, Dr. Lindley and his small geological team mapped an area of just over three square kilometers. Samples taken during the program (17 panned concentrates and 21 rock samples) are presently at ALS-Chemex in Townsville and the results are expected shortly. Dal Brynelsen, Chairman and CEO of Vangold said: "We wish David all the best in his new position and we thank him for all his efforts on behalf of Vangold. We are very pleased that he has agreed to continue to provide us with his expertise on the Feni Project."

Vangold is a diversified natural resource company with a portfolio of advanced stage projects including revenue generating oil and gas projects. Total revenues for the six months ended June 30 2006 was $2,307,007. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Drilling continues to proceed rapidly with 30 holes drilled to date. Drilling will continue through 2006. (News Release September 21, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006).

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected within the next two weeks.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## 3.7 M WARRANTS EXERCISED

**September 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that all of the warrants issued pursuant to two private placements in late August and September last year have been exercised. The total number of warrants was just over 3.7 million for a total proceeds of over $1.1 million.

The largest warrant holder who exercised 2 million warrants is Firebird Global Master Fund Ltd. ("Firebird"). Domiciled in Cayman, Firebird is a contrarian portfolio equity fund that focuses on early stage markets and out-of-favor industries. Firebird is affiliated with New York-based Firebird Management LLC, which manages over US$2 billion in seven funds, with a particular focus on the former Soviet Union and Eastern European countries.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. Total revenues for the six months ended June 30 2006 was $2,307,007. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Drilling continues to proceed rapidly with 30 holes drilled to date. Drilling will continue through 2006. (News Release September 21, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006).

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected within the next two weeks.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.*

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## MT PENCK DRILL PROGRAM PROCEEDS RAPIDLY FURTHER RESULTS FORTHCOMING

**September 21, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that the manager of Vangold's jointly held projects in Papua New Guinea has provided updated information on three of these projects. They are as follows:

**MT. PENCK** (40% Vangold)

In a field report received today, drilling continues to proceed rapidly. To date 29 holes have been drilled and the rig shift to drill hole number MPD030 is progressing. Drill hole MPD029 was completed last week at 103.5 meters with MPD030 progressing at 24.0 meters. Hole MPD031 has been oriented and is ready for drilling. Samples for the holes up to MPD024 are in the port of Kimbe, West New Britain, ready to be air freighted to the assay laboratory in Brisbane.

The ALS Chemex Laboratory in Townsville, AU has received 105 samples each sample from 1 to 2 meters in length on August 31, 2006 and a further 160 such samples on September 13, 2006. ALS expects that assays will be available within 3 to 4 weeks from the date of receipt.

Two drill rigs are operating, but in October one rig will be mobilised to other properties and the remaining rig will continue drilling at Mt Penck for the remainder of 2006. A total of 18 drill holes since mid 2005 have now been reported and all drill holes intersected several zones of mineralisation at greater than 0.5g/t (see the better intervals shown below, and refer to Press Release dated 6th September 2006 for all results). The drilling is defining widespread and multiple zones of low grade bulk tonnage disseminated gold mineralisation with mineralisation commencing at surface and traced to a depth of approximately 130m at present.

An Independent Qualified Person, as defined by National Instrument 43-101, recently visited the Mt Penck property in preparation for the compilation of an independent technical report. An NI 43-101 compliant resource estimate is targeted for completion in late 2006 or early 2007.

There appears to be both vertical and horizontal controls to the mineralisation and the true thickness of any intersection is not known.

**EXAMPLES OF BETTER INTERVALS INTERSECTED TO DATE**

| Hole No | From (m) | To (m) | Length (m) | Gold (g/t) |
|---|---|---|---|---|
| MPD 004 | 0 | 6 | 6 | 3.7 |
| MPD 005 | 156 | 160 | 4 | 8.0 |
| MPD 006 | 0 | 3 | 3 | 3.5 |
| | 27 | 34 | 7 | 2.3 |
| | 41 | 61 | 20 | 2.3 |
| | 62 | 66 | 4 | 4.5 |
| MPD 007 | 0 | 14 | 14 | 2.8 |
| | 66 | 70 | 4 | 18.7 |

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

| EXAMPLES OF BETTER INTERVALS INTERSECTED TO DATE | | | | |
|---|---|---|---|---|
| Hole No | From (m) | To (m) | Length (m) | Gold (g/t) |
| MPD 008 | 0 | 23 | 23 | 2.3 |
| | 52 | 56 | 4 | 2.5 |
| MPD 009 | 96 | 100 | 4 | 4.0 |
| MPD 011 | 67 | 70 | 3 | 4.3 |
| | 75 | 76 | 1 | 16.2 |
| MPD 015 | 5 | 12 | 7 | 2.3 |
| | 13 | 24 | 11 | 1.1 |
| MPD 018 | 10 | 23 | 13 | 2.1 |
| | 27 | 33 | 6 | 1.9 |
| | 48 | 53 | 5 | 2.5 |
| DHH 007 | 18 | 38 | 20 | 2.1 |

**NB: Interval is length downhole and not a true thickness**

**MT. NAKRU** (25% Vangold)

Mt. Nakru is also located in West New Britain. The current strategy is to develop Mt. Nakru, a porphyry copper/gold project, through to feasibility within two years. The drilling schedule for later in 2006, commencing in late October, anticipates 5 or 6 holes to test the recently discovered gold in trench (35m at 7.2 g/t gold).

**YUP RIVER** (50% Vangold)

Located in the northwest of Papua New Guinea, the Yup River tenement is centered on the township of Amanab, about 100 km south of the coastal town of Vanimo. Yup River covers numerous alluvial gold workings. The fieldwork program at Yup River is now complete. The field team has flown out into Vanimo last weekend with samples.

**FENI ISLANDS** (50% Vangold with an option to earn a further 25%)

Vangold also wishes to report that further to our news release of August 24, 2006, Dr. David Lindley, VP Exploration, PNG and the lead geologist for the Feni project has now returned from the Feni Islands. As reported earlier, Dr. Lindley was conducting further work targeting the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007.

The Feni Islands lie within the Lihir Corridor, which hosts the world-class porphyry copper-gold deposit at Bougainville and the world's largest gold porphyry, hot spring gold deposit at Lihir Island (approx. 50 million ounces gold). The Feni Islands Project has a total area of 166.6 sq km and includes both Ambitle and Babase Islands that comprise the Feni Islands. The Feni Islands are approximately 40 miles southeast of Lihir Island.

Dr. Lindley states: *Both the Feni and Lihir Island Groups lie in the same tectonic province (at the edge of the rapidly advancing Pacific Plate). Therefore, by analogy with the Lihir (Ladolam) gold deposits, where a similarly northeast trending fracture (the Minifie Structure) has played a key role in the formation of the high-grade Minifie Orebody, it is possible that the same geological processes have occurred along the Kabang Structure, a prominent northeast trending fracture which passes diagonally across the central crater and the Dome Prospect which is the name applied to a 2.0 to 2.5 Km2 area of the central crater located on Ambitle Island.*

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow

of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. Total revenues for the six months ended June 30 2006 was $2,307,007

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The prospect is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production. The test well is completed. Drilling is expected to commence January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is being evaluated prior to making a production decision.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## MT PENCK ASSAYS CONTINUE TO DEFINE GOLD MINERALISATION

**September 6, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Drilling is continuing to define the Kavola East gold system within the Mt Penck Project in Papua New Guinea. Further to our news release of August 24, 2006, the latest drilling gave results including: 7m at 2.3g/t gold, 13m at 2.1g/t gold, 5m at 2.5 g/t gold, 3m at 4.3 g/t gold, 2m at 8.4 g/t gold, (including 1 m at 16.2 g/t gold), 6m at 1.9 g/t gold, 2m at 4.5 g/t gold, and 5m at 2.5 g/t gold.

Composite intervals down hole (which include and average all intersections in a drill hole which could reasonably be expected to be included in an open pit, if such a pit is eventually developed) were:

- in MPD 011 between 67m to 76m, 5m at 5.9 g/t gold
- in MPD 015 between 5m and 37m, 19m at 1.6 g/t gold
- in MPD 018 between 10m and 53m, 26m at 2.3 g/t gold

To evaluate the current progress at Kavola East, refer to the tables of new intersections and previously announced results below (See News Release dated September 29, 2005). Previous intersections included results such as:

- 10m at 2.0 g/t gold in MPD 002;
- 5m at 3.2 g/t gold in MPD 003;
- 6m at 3.7 g/t gold in MPD 004 ;
- composite intervals of 10m at 3.9 g/t gold between 154m and 169m downhole in MPD 005;
- composite intervals of 54m at 2.2 g/t gold between surface and 85m downhole in MPD 006;
- composite intervals of 30m at 4.2 g/t gold between surface and 70m downhole in MPD 007 ; and
- composite intervals of 22m at 2.3 g/t gold between surface and 38m downhole in historic Indo-Pacific hole DDH7.

The following result was also previously announced bellows (See News Release dated August 2, 2006):

- composite intervals of 31m at 2.3 g/t gold between surface and 70m downhole in MPD 008.

There is a silver credit at Kavola East but results are erratic. A possibility is that silver is partly leached from the near surface environment. In MPD 017 the following significant intersections were noted: 24m to 27m, 3m at 15 g/t silver; 61 to 64, 3m at 18 g/t silver and 70-71, 1m at 24g/t silver. In MPD018 the interval 37-39 contained 28 g/t silver.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

All current and previous drill results are shown in the accompanying table. Hole locations and gold soil geochemistry results for the immediate Kavola East area are shown in Figure 1.

**New Drill Intersections Above 0.5g/t Gold at Kavola East**

| Drill Hole | Intersection | | Length | Gold |
|---|---|---|---|---|
| | From | To | | g/t |
| MPD 011 | 67 | 70 | **3** | **4.3** |
| | 74 | 76 | **2** | **8.4** |
| Inc. | 75 | 76 | **1** | **16.2** |
| MPD 011 Composite Interval | 67 | 76 | **5** | **5.9** |
| MPD 012 | 21 | 23 | 2 | 1.4 |
| | 36 | 40 | 4 | 0.9 |
| MPD 013 | 4 | 6 | 2 | 1.7 |
| | 8 | 10 | 2 | 0.5 |
| | 27 | 28 | 1 | 0.6 |
| | 46 | 47 | 1 | 0.6 |
| | 48 | 55 | 7 | 1.2 |
| MPD 014 | 20 | 21 | 1 | 0.6 |
| | 30 | 32 | 2 | 0.6 |
| MPD 015 | 0 | 3 | 3 | 0.7 |
| | 5 | 12 | **7** | **2.3** |
| | 13 | 24 | 11 | 1.1 |
| | 36 | 37 | 1 | 2.1 |
| | 89 | 90 | 1 | 0.6 |
| MPD 015 Composite Interval | 5 | 37 | **19** | **1.6** |
| MPD 016 | 0 | 1 | 1 | 1.6 |
| | 4 | 5 | 1 | 1.0 |
| | 95.9 | 97.4 | 1.5 | 1.5 |
| MPD 017 | 61 | 64 | 3 | 1.4 |
| | 70 | 71 | 1 | 1.7 |
| MPD 018 | 10 | 23 | **13** | **2.1** |
| | 27 | 33 | **6** | **1.9** |
| | 37 | 39 | **2** | **4.5** |
| | 48 | 53 | **5** | **2.5** |
| | 61 | 62 | 1 | 1.0 |
| | 96 | 101 | 5 | 1.3 |
| | 107 | 109 | 2 | 1.0 |
| MPD 018 Composite Interval | 10 | 53 | **26** | **2.3** |

| Previously Announced Drill Intersections above 0.5g/t Gold | | | | |
|---|---|---|---|---|
| Drill Hole | Intersection | | Length | Gold |
| | From | To | | g/t |
| MPD 001 | 32 | 34 | 2 | 0.9 |
| | 50 | 52 | 2 | 1.0 |
| MPD 002 | 70 | 80 | **10** | **2.0** |
| MPD 003 | 96 | 100 | 4 | 0.8 |
| | 106 | 108 | 2 | 0.8 |
| | 130 | 133 | 3 | 1.5 |
| | 163 | 165 | 2 | 0.7 |
| | 167 | 172 | **5** | **3.2** |
| MPD 004 | 0 | 6 | **6** | **3.7** |
| | 10 | 11 | 1 | 1.6 |
| | 112 | 114 | 2 | 0.7 |
| | 119 | 120 | 1 | 0.7 |
| | 127 | 128 | 1 | 0.8 |
| MPD 005 | 0 | 2 | 2 | 1.1 |
| | 116 | 118 | 2 | 1.2 |
| | 131 | 132 | 1 | 1.0 |
| | 138 | 140 | 2 | 0.7 |
| | 154 | 155 | **1** | 1.1 |
| | 156 | 160 | **4** | **8.0** |
| | 161 | 162 | 1 | 1.82 |
| | 163 | 164 | 1 | 1.08 |
| | 165 | 167 | 2 | 1.2 |
| | 168 | 169 | 1 | 0.6 |
| | 172 | 173 | 1 | 0.5 |
| MPD 005 Composite Interval | 154 | 169 | **10** | **3.9** |
| MPD 006 | 0 | 3 | **3** | **3.5** |
| | 7 | 14 | **7** | **1.7** |
| | 15 | 16 | 1 | 0.5 |
| | 23 | 26 | **3** | **2.3** |
| | 27 | 34 | **7** | **2.3** |
| | 35 | 40 | **5** | **1.8** |
| | 41 | 61 | **20** | **2.3** |
| | 62 | 66 | **4** | **4.5** |
| | 75 | 75 | 2 | 1.3 |
| | 83 | 85 | 2 | 0.7 |
| MPD 006 Composite Interval | 0 | 85 | **54** | **2.2** |
| MPD 007 | 0 | 14 | **14** | **2.8** |
| | 18 | 20 | 2 | 0.7 |
| | 22 | 24 | 2 | 0.9 |
| | 28 | 30 | 2 | 0.7 |
| | 40 | 46 | 6 | 0.9 |
| | 66 | 70 | **4** | **18.7** |
| | 72 | 74 | 2 | 0.6 |

| Previously Announced Drill Intersections above 0.5g/t Gold | | | | |
|---|---|---|---|---|
| Drill Hole | Intersection | | Length | Gold |
| | From | To | | g/t |
| MPD 007 Composite Interval | 0 | 70 | 30 | **4.2** |
| MPD 008 | 0 | 23 | **23** | **2.3** |
| | 29 | 30 | 1 | 0.8 |
| | 31 | 32 | 1 | 1.1 |
| | 52 | 56 | **4** | **2.5** |
| | 60 | 61 | 1 | 3.7 |
| | 69 | 70 | 1 | 4.0 |
| | 140 | 142 | 2 | 1.0 |
| | 162 | 164 | 2 | 0.6 |
| | 170 | 174 | 4 | 1.1 |
| MPD 008 Composite Interval | 0 | 70 | **31** | **2.3** |
| MPD 009 | 60 | 62 | 2 | 0.6 |
| | 68 | 70 | 2 | 1.6 |
| | 96 | 100 | 4 | 4.0 |
| MPD 010 | 24 | 25 | 1 | 2.3 |
| | 40 | 41 | 1 | 3.9 |
| | 45 | 46 | 1 | 2.7 |
| | 53 | 57 | 4 | 1.2 |
| | 89 | 91 | 2 | 0.5 |
| DDH 7 (Historic Drill hole) | 0 | 2 | **2** | **4.76** |
| | 18 | 38 | **20** | **2.08** |
| | 67 | 69 | 2 | 0.8 |
| | 85 | 88 | 3 | 1.9 |
| | 112 | 115 | 3 | 1.5 |
| | 119 | 120 | 1 | 1.9 |
| DDH 7 Composite Intervals | 0 | 128 | 128 | **0.6** |
| | 0 | 38 | **22** | **2.3** |

***Note: More significant intersections shown in bold**

A further 106 core samples have been received at the laboratory from holes MPD 019 and MPD 020 with results expected within three weeks. Several further holes are completed with core to be dispatched to the laboratory in the near future.

Bob McNeil, CEO, NGG, and a *qualified person* as defined by NI 43-101, states as follows:

> *"The Kavola East gold system is developing into a significant gold system within the overall Mt Penck Project with a resource likely to be estimated by year end. Overall it is a relatively low grade system likely to average around 2 to 2.3 g/t gold at an 0.5 g/t gold cut off, however, there is evidence of narrower but higher grade feeder zones which give values up to 30 to 40 g/t gold. As can be seen from the trench results and results from holes MPD 6, MPD 7 and MPD 8 the gold mineralisation is widespread in the near surface zone, commences at surface and any initial exploitation would be relatively low cost. The Kavola East zone is now defined over a length of 200m and is open to the north and the south and at depth.*

*The controls on the mineralisation at Kavola East appear to be both horizontal and vertical with the mineralised zone narrowing at depth, but still persisting below 100m depth. Low grade mineralisation extends over a width of several hundred metres and within that zone there are numerous, approximately northerly trending zones of greater than 0.5 g/t gold. The main Kavola East zone or "shoot" is only one such "shoot" within this wide zone. In the table, results from previously announced drill holes have been compiled and displayed at a 0.5 g/t cut off. These tables illustrate the numerous, but often narrow gold zones. Results over the entire DDH1 hole were averaged and gave 0.6 g/t gold over 128m (entire hole). This illustrates the widespread nature of the gold mineralisation.*

*The results from MPD 011 in the present program are significant in that they show excellent results approximately 200m to the east of the Kavola East "shoot" in an area not previously known to contain gold. This new "shoot" will be followed up in the near future.*

*Further significant "shoots" in the general Kavola East area, in addition to the main "shoot" appear to be illustrated by MPD 004 which intersected 6 metres at 3.7g/t gold commencing at surface and MPD 00 3 which intersected 5m at 3.2 g/t gold between 167m and 172m downhole.*

*The extent of the mineralisation at Kavola East South (large gold in soil anomaly to south of main drilled area on Figure 1) where a trench intersection of 36m at 4.2 g/t gold (including 3m at 27 g/t gold) was reported in a Press Release dated 2nd August 2006, is still uncertain. Geological assessment of the geology of the trench suggests that the trench may be dug in the general strike direction of the gold mineralisation at this location. MPD 12 failed to intersect significant gold, but may have been drilled parallel to the mineralisation in the trench. Further drilling is scheduled in the near future.*

*The Kavola East zone is thought to be only one of perhaps many similar, smaller or perhaps larger gold systems within the Mt Penck area. Trace arsenic occurs with the gold and is considered to be a "pathfinder" to gold mineralisation in the broader Mt Penck area. The arsenic soil geochemistry is shown in Figure 2. Note that Kavola East is a relatively small part of the area. Reconnaissance has shown widespread gold in rock samples within the area of arsenic geochemistry and I believe other gold zones will be located as exploration moves out from Kavola East. It appears to me that, based on drill results to date, that drilling anywhere at Mt Penck has a reasonable chance of intersecting gold mineralisation".*

*The core samples were sawed in half on site and the half core bagged in one or two metre sections. Analyses were carried out by accredited laboratory, Intertek Caleb Brett in Jakarta, Indonesia, and by ALS Chemex in Brisbane Australia. Core recovery exceeded 90%. Core logging was carried out on site and all core photographed prior to splitting. Laboratory standards were used for every 10th sample and 10% of the mineralised samples will be checked independently by re-assay for accuracy.*

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), in addition to the drill program at Mt. Penck, work is ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A

fieldwork program is underway at the Feni Islands this week 2006 (50% Vangold) to establish further drill targets.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.*



Kanon Resources
Kavola East Zone
El 1322 Mt Penck
Trench Samples
Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
Diamond Drill Hole
Gold In Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
N
0
100
METRES
MPD021
MPD003
MPD008
MPD006
MPD018
MPD019
MPD001
MPD002
MPD007
MPD009
MPD025
MPD013
MPD004
MPD023
MPD015
DDH-7
MPD005
MPD016
MPD010
MPD022
MPD024
MPD026
MPD020
MPD017
MPD014
MPD011
MPD012
Latest Trench (Aug 2006)
EL 1322 Mt Penck
Papua New Guinea
New Britian Island
9388600
9388500
9388400
9388300
9388200
790500
790600
790700
790800
790900
791000
791100

Figure 1



Kanon Resources
Contours of Arsenic in Soils
El 1322 Mt Penck
Diamond Drill Hole
Arsenic Contours (ppm)
50 - 150
150 to 500
> 500
N
0
100
200
METRES
KOIBUA ZONE
DDH-1
DDH-2
KOIBUA SOUTH ZONE
DDH-6
KAVOLA ZONE
DDH-4
PENI CREEK ZONE
DDH-3
DDH-5
PENI CREEK SOUTH ZONE
MPD008
MPD006
MPD022
MPD024
MPD021
MPD003
MPD026
MPD018
MPD019
MPD001
MPD002
MPD007
MPD025
MPD009
MPD004
MPD013
MPD020
MPD015
DDH-7
MPD010
MPD016
MPD005
MPD011
MPD017
MPD023
MPD014
KAVOLA EAST ZONE
MPD012
Enlarged Plan
9389400
9389200
9389000
9388800
9388600
9388400
9388200
9388000
9387800
790200
790400
790600
790800
791000
791200
EL 1322 Mt Penck
Papua New Guinea
New Britian Island


Figure 2



Kanon Resources
Contours of Gold in Soils
El 1322 Mt Penck
Trench Channel Sample 2006 by Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
Soil grid Gold (g/t)
0.5 to 5
0.2 to 0.5
0.05 to 0.2
all others
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7, previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
KOIBUA ZONE
KOIBUA SOUTH ZONE
PENI CREEK ZONE
PENI CREEK SOUTH ZONE
KAVOLA ZONE
KAVOLA EAST ZONE
Enlarged Plan
Latest Trench (1/8/06)
9389500
9389000
9388500
9388000
790000
790500
791000
EL 1322 Mt Penck
Papua New Guinea
New Britain
METRES



Kanon Resources
Kavola East Zone
EL 1322 Mt. Penck
Trench Channel_Sample_2006
by Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7: previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
MPD003
MPD008
MPD006
MPD007
MPD009
MPD001 & MPD002
MPD004
MPD005
MPD010
MPD011
DDH-7
DDH4
Latest Trench 1/8/2006
9388700
9388600
9388500
9388300
790700
790800
790900
791000
0
100
METRES

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

*NEWS RELEASE*

# VANGOLD CONTINUES TO REPORT PROFITABLE RESULTS FOR SECOND QUARTER

**August 29, 2006 - Vangold Resources Ltd. ("Vangold")** published its 2006 second quarter unaudited consolidated financial and operating results on August 28, 2006. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

For the six months ended June 30, 2006, Vangold had a strong balance sheet with working capital of $4,212,456 and no long-term debt. Vangold achieved a number of significant milestones:

- Received $ 3,273,153 from the exercise of share purchase warrants and stock options;
- Reported revenue of $2,300,000 and net income of $402,000;
- Spent $1,195,960 on oil and gas properties and $477,735 on mineral exploration;
- Expanded diamond drilling activities at the Mt. Penck project; and
- Spudded new wildcat gas well in Alberta Deep Basin.

Mr. Dal Brynelsen, President and CEO, stated that "Now that Vangold has attained a solid balance sheet with a working capital balance in excess of $4M, and positive cash flow, we can go forward with confidence and concentrate on the exploration of our world class mineral properties."

**FINANCIAL HIGHLIGHTS Q2 2006**

| | Three Months Ended June 30, 2006 | Three Months Ended June 30, 2005 | Gain |
|---|---|---|---|
| Net Income | $ 317,416 | ($ 291,989) | $ 609,405 |
| Total Assets | $ 12,438,625 | $ 5,547,594 | $ 6,891,031 |
| Total Revenue | $ 1,375,412 | $ 118,526 | $ 1,256,886 |
| Total Expenses | $ 660,835 | $ 385,085 | $ 275,749 |
| Cash and cash equivalents | $ 3,558,128 | $ 818,995 | $ 2,739,133 |
| Total Working Capital | $ 4,212,456 | $ 840,825 | $ 3,371,631 |

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Further assay results from 383 drill core samples representing approximately 450m of drill hole are pending. Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A fieldwork program is underway at the Feni Islands this week 2006 (50% Vangold) to establish further drill targets.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

***NEWS RELEASE***

**J/V AGREEMENT EXTENDED**
**FIELDWORK TO RESUME AT FENI ISLANDS**
**TO ESTABLISH DRILL TARGETS FOR UPCOMING DRILL PROGRAM**

**August 24, 2006- Vancouver, BC - Vangold Resources Ltd. ("Vangold")** announces that it's joint venture partner, New Guinea Gold Corporation has agreed to an extension to June 30, 2007 for Vangold to spend a further $1.26M and issue 200,000 common shares to earn a further 25% in the Feni Islands Project (EL 1021). Vangold presently owns 50% of the project.

The Feni Islands lie within the Lihir Corridor, which hosts the world-class porphyry copper-gold deposit at Bougainville and the world's largest gold porphyry, hot spring gold deposit at Lihir Island (approx. 50 million ounces gold). The Feni Islands Project has a total area of 166.6 sq km and includes both Ambitle and Babase Islands that comprise the Feni Islands. The Feni Islands are approximately 40 miles southeast of Lihir Island.

On August 29, 2006, Dr. David Lindley, VP Exploration, PNG and lead geologist for the Feni project, is scheduled to return to the Feni Islands to resume fieldwork. The work will target the Dome Prospect which occupies approximately one-third of the now extinct central crater on Ambitle Island, the larger of two islands that comprise the Feni Islands. This work is based on a data review conducted by Dr. Lindley the results of which were published in Vangold's November 3, 2005 news release.

Further to this review Dr. Lindley reports as follows:

*The Dome Prospect is the name applied to a 2.0 to 2.5 $km^2$ area of the central crater that appears to be largely blanketed by a sheet of trachyte lava of variable thickness (10 to 70 m). The lava sheet is believed to mask an area highly prospective for the occurrence of Lihir-style disseminated gold mineralisation. Previous exploration by Vangold and others concludes that certainly some (if not all) of the Dome trachyte is a relatively thin veneer of lava rock overlying an altered and variably mineralised sequence.*

*Historical work has demonstrated that pannable gold is present in a majority of streams draining the central crater. Clusters of panned samples, one to the north and one to the south of the Dome Prospect, are distinctive in that they contain few visible colours of gold, yet have returned encouraging assay results. This characteristic is thought to be indicative of the presence of very fine-grained gold of the type liberated from Lihir's sulphide ore once it has been weathered and oxidised. These alluvial occurrences of Lihir-type gold are presently being reworked from an ancient drainage network that existed prior to a final 2,300 year ago ash eruption which blanketed the central crater. Indirect geological evidence (detailed stream bedrock mapping etc) points toward the Dome Prospect (and the underlying sequence) as a potential source to this fine-grained alluvial gold.*

*The presence in the Northern Dome Prospect (adjoining the Dome Prospect) of what, on Lihir Island, is termed anhydrite-sealed rock is another compelling geological parallel between the Feni Island and Lihir Island Groups. These unique rocks comprise large angular blocks of volcanic rock that have been violently broken apart and invaded by anhydrite (calcium sulphate) as a result of rapid unloading and depressurisation following a catastrophic failure of the summit area of the respective stratovolcanoes.*

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

*Anhydrite-sealed rocks outcrop in a 0.24 km² area of the central crater of Ambitle Island and appear to pass beneath the Dome lava.*

*We are fortunate that structural geological information gleaned from synthetic aperture radar ("SAR") imagery over Ambitle Island may be of considerable assistance in what otherwise takes on the proportions of a "needle in a haystack" search beneath the extensive Dome lava sheet. Study of SAR imagery confirms what has been known for many years that a prominent northeast trending fracture (known as the Kabang Structure) passes diagonally across the central crater and the Dome Prospect. Both the Feni and Lihir Island Groups lie in the same tectonic province (at the edge of the rapidly advancing Pacific Plate). Therefore, by analogy with the Lihir (Ladolam) gold deposits, where a similarly northeast trending fracture (the Minifie Structure) has played a key role in the formation of the high-grade Minifie Orebody, it is possible that the same geological processes have occurred along the Kabang Structure.*

*The presently planned fieldwork aims to provide an assessment of the Dome lava sheet and adjacent areas in the central crater. This assessment will permit a decision on future drill testing at the Dome Prospect and along the Kabang Structure. Fieldwork will include:*

1. *Geological mapping of the Kabang Structure and its extensions across the Dome Prospect.*
2. *Investigation of the anyhdrite-sealed rocks of the adjoining Northern Dome Prospect. Panned concentrate sampling of streams draining the Dome Prospect margins.*

The fieldwork is the preliminary work to establish drill targets for an upcoming drill program which is expected to commence early 2007. The plan, at this time, is to drill two fences of drillholes (4 holes per fence/ an estimated 120m each per hole) in the Dome prospect area. Vangold plans to expend approximately CDN$600,00 on the program.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

"Dal Brynelsen"

**Dal Brynelsen, President and CEO**

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.***

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

***NEWS RELEASE***

## MT PENCK DRILL RESULTS UPDATE

**August 24, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

NGG advises that the Mt. Penck assay results of 383 drill core samples representing approximately 450m of drill hole are expected to be available and released by the end of next week.

Substantial delays are still being incurred in processing of assays for drill and trench samples. Some results have been received, but are incomplete. The delays being experienced at the laboratory in Townsville Australia are caused by the large numbers of samples from other companies.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A fieldwork program will be underway at the Feni Islands at the end of August, 2006 (50% Vangold) to establish further drill targets.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

"Dal Brynelsen"
**Dal Brynelsen, President and CEO**



P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

# VANGOLD GRADUATES TO TIER 1 ON TSX VENTURE EXCHANGE

**August 8, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – is pleased to announce that it has satisfied the TSX Venture Exchange (the "Exchange") requirements of Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement. Accordingly, effective August 9, 2006, Vangold's tier classification will change from Tier 2 to Tier 1. Tier 1 is the Exchange's premier tier and is reserved for the Exchange's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards.

Mr. Dal Brynelsen, President and CEO of Vangold states: "This recognition by the Exchange as a Tier 1 issuer solidifies our accomplishments and demonstrates Vangold's commitment to profitability enabling the future development of our projects.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A program is also planned for 2006 at the Feni Islands (50% Vangold).

In Uganda, Vangold recently announced (June 26, 2006) an acquisition of 90% of seven rare metal mines through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas.

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.***

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

## *NEWS RELEASE*

**Mt. Penck Program Defines Gold Mineralisation:**
**23m at 2.3g/t Gold in Drill Hole;**
**36m at 4.2g/t Gold in Trench**

**August 2, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

The initial diamond core drill holes at Mt Penck, in the present program, have been successful in defining gold mineralisation to the east of the previously drilled mineralisation at the Kavola East prospect. Best intersections included 23m at 2.3g/t gold, 4m at 4.0g/t gold and 4m at 2.3g/t gold. All intersections are shown below.

Trenching to the south of Kavola East in an area of high soil gold results (previously untested) showed significant gold in the near surface environment and suggests a possible major extension to the south of the Kavola East mineralisation. Best result was 3m at 27g/t gold within 36m at 4.2g/t gold (of 61 three (3) metre long trench samples 24 were greater than 0.5g/t gold).

The drill assay results from holes MPD 8 through MPD 10 are in the accompanying table (0.5g/t gold cut-off). Of note is that the gold mineralisation commences at surface in hole MPD 8, and the 4m intersections in holes MPD 9 and MPD 10 may represent the same mineralised zone. The intersections would be slightly greater than true width.

**Assay Results Summary**

| Hole No | Northing (amg) | Easting (amg) | EOH (m) | AZI (mag) | Dip (deg) | From (m) | To (m) | Interval | Au g/t |
|---|---|---|---|---|---|---|---|---|---|
| **MPD 8** | 9388553 | 79082 | 190.5 | 135 | -45 | **0** | **23** | **23** | **2.3** |
| **Including** | | | | | | **6** | **7** | **1** | **11.7** |
| | | | | | | 31 | 32 | 1 | 1.1 |
| | | | | | | **52** | **56** | **4** | **2.5** |
| | | | | | | 60 | 61 | 1 | 3.7 |
| | | | | | | 69 | 70 | 1 | 4.4 |
| | | | | | | 140 | 142 | 2 | 1.0 |
| | | | | | | 170 | 174 | 4 | 1.1 |
| **MPD 9** | 9388500 | 790844 | 103 | 135 | -45 | 68 | 70 | 2 | 1.6 |
| | | | | | | **96** | **100** | **4** | **4.0** |
| **MPD 10** | 9388454 | 790871 | 100.5 | 135 | -45 | 24 | 25 | 1 | 2.3 |
| | | | | | | 40 | 41 | 1 | 3.9 |
| | | | | | | 45 | 46 | 1 | 2.7 |
| | | | | | | **53** | **57** | **4** | **2.3** |

The trench results (see Figures – Contours of Gold in Soils and Kavola East Soils for location) are also very encouraging with two separate intersections (cut off used was 0.5g/t gold) of 36m at 4.17g/t gold and 27m at 1.25g/t gold, separated along trench by a low grade zone of 57m averaging approximately 0.1g/t gold.

The drill and trench locations are shown on the accompanying figures together with contours of gold in soil geochemistry. As can be seen from this plan only a small part of the Mt Penck system has been tested by drilling. The arsenic in soil geochemistry has previously been released.

The soil and arsenic results are regarded as a guide only to gold mineralisation. We note that trenching in some areas where gold geochemistry is low still yielded significant gold in trench samples, thus all the 1.5 sq km area within Figure – Contours of Gold in Soils, will require assessment by trenching and drilling.

Drilling is now focused on resource definition within the gold anomalous zone to the south of holes MPD 6 and MPD 8, and within the newly trenched area, with holes being drilled to nominal depths of 100m on 25 to 50m centers. Holes MPD 011 to MPD 17 have been completed with holes MPD 11 through 15 sampled (core sawed in half) and 142 half core samples dispatched for assay. Results should be available within about 3 weeks.

The core samples were sawed in half on site and the half core bagged in one or two metre sections. Sample preparation was carried out by accredited laboratory, Intertek Caleb Brett in their laboratory in Lae, Papua New Guinea, and analyses in their laboratory in Jakarta, Indonesia. Core recovery exceeded 90%. Core logging was carried out on site and all core photographed prior to splitting. Laboratory standards were used for every 10$^{th}$ sample and 10% of the mineralised samples will be checked independently by re-assay for accuracy.

The relationship of mineralisation to structure is still uncertain although there appear to be both sub-horizontal and sub-vertical controls. Mineralisation is concentrated in NE trending structural zones within the eroded Mt Penck stratovolcano.

The trenches were channel sampled over 2 or 3m lengths within a shallow hand dug trench (1m or less in depth).

Samples were 2 to 4kg in size, sample preparation was carried out in Lae, Papua New Guinea and analyses in Jakarta as per the core samples. The trench samples are regarded as an accurate assessment of the gold in the near surface environment.

Cut-off grade used for both core and trench samples was 0.5g/t gold.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage projects including revenue generating oil and gas projects.

In addition to the above projects in PNG a program is also planned for 2006 at the Feni Islands (50% Vangold). In Uganda, Vangold recently announced an acquisition of 90% of seven rare metal mines through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area. The Ugandan government is currently spending US$42 million of airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold is currently planning high impact gas well drilling on three other projects this summer. As a result of Vangold's oil and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an increase of 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.*



Kanon Resources
Contours of Gold in Soils
El 1322 Mt Penck
Trench Channel Sample 2006
by Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
Soil grid Gold (g/t)
0.5 to 5
0.2 to 0.5
0.05 to 0.2
all others
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7, previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
KOIBUA ZONE
KOIBUA SOUTH ZONE
KAVOLA ZONE
PENI CREEK ZONE
PENI CREEK SOUTH ZONE
KAVOLA EAST ZONE
Enlarged Plan
Latest Trench (1/8/06)
9389500
9389000
9388500
9388000
790000
790500
791000
EL 1322 Mt Penck
Papua New Guinea
New Britain
METRES



Kanon Resources
Kavola East Zone
EL 1322 Mt. Penck
Trench Channel_Sample_2006
by Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7: previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
9388700
DDH-6
9388600
MPD003
MPD008
MPD006
MPD007
MPD009
MPD001 & MPD002
9388500
MPD004
MPD010
MPD005
DDH-7
MPD011
9388400
Latest Trench 1/8/2006
9388300
0
100
METRES
790700
790800
790900
791000

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

## MT PENCK ET AL.
## EXPLORATION UPDATE

**July 26, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project and four other jointly owned projects in Papua New Guinea.

**Mt. Penck** (40% Vangold)

The Mt Penck evaluation program which has been beset by rain delays since it was re-activated earlier this year is now proceeding at a fast pace. A second drill was recently mobilized to site and it is expected that the two rigs both of which are currently drilling, will continue operating for at least a further three months. At that time it may be necessary to move the second drill to another project. However, the first drill will continue to drill at Mt. Penck until the evaluation program is completed. Vangold beneficially owns 50% of the first drill, and NGG beneficially owns the remaining 50%.

The initial 239 core samples and 61 trench channel samples were sent from site on June 27th and arrived in Lae where sample preparation (crushed/split/pulverised) was completed. On July 12th these samples were sent to the assay laboratory in Jakarta. The samples were received by the laboratory and accordingly results are expected in the very near future.

In the current program 8 holes for approximately 1,000m have been completed or are in progress, with initial holes targeting geological concepts. Both drills are now focussing on defining a resource at the Kavola South prospect at Mt Penck, with holes being drilled to 100m depth on a nominal 25 to 50m grid (depending on topography and access).

The delays in this program have been largely weather related with Papua New Guinea experiencing the worst wet season in many years. Although the weather is still un-seasonally wet, drilling is now proceeding satisfactorily.

**Mt Nakru** (25% Vangold)

Assessment of data was undertaken and drill targets defined for action in the last quarter of 2006, subject to drill availability. Mt Nakru is owned 25% Vangold.

**Fergusson** (50% Vangold)

A geochemical program was completed at Igwageta and an assessment of the results is currently underway. A report should be available in the near future.

**Yup River** (50% Vangold)

A broad soil geochemical program will commence in August to attempt to define drill targets at the Dauri Prospect, referred to in earlier press releases.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

**Bismarck** (50% Vangold)

A geochemical soil program is planned for the last quarter of 2006 to attempt to extend the 300m long gold zone defined earlier this year (see Press Release dated 1st March 2006).

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage projects including revenue generating oil and gas projects.

In addition to the above projects in PNG a program is also planned for 2006 at the Feni Islands (50% Vangold). In Uganda, Vangold recently announced an acquisition of 90% of seven rare metal mines through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area. The Ugandan government is currently spending US$42 million of airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold is currently planning high impact gas well drilling on three other projects this summer. As a result of Vangold's oil and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an increase of 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests globally.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

# VANGOLD ANNOUNCES RARE METAL ACQUISITION

**June 26th, 2006 - Vancouver, BC - Vangold Resources Ltd.** ("Vangold") announces the acquisition of a 90% interest in seven rare metal mines in Uganda. The acquisition was facilitated through Vangold's subsidiary, a British Columbia private company, Horn Rare Metals Ltd ("Horn"). Horn has entered into a Share Purchase Agreement with a Ugandan corporation and acquired these properties. Horn is anticipating further acquisitions in South America and the former Soviet Union and therefore, Vangold is not at liberty to disclose the name of the rare metal at this time.

The directors of Horn are Mr. Dal S. Brynelsen, President and CEO of Vangold, and Mr. James Passin, the Managing Director of Firebird Global Master Fund Ltd. ("Firebird"). Domiciled in Cayman, Firebird is a contrarian portfolio equity fund that focuses on early stage markets and out-of-favor industries. Firebird is affiliated with New York-based Firebird Management LLC, which manages over US$2 billion in seven funds, with a particular focus on the former Soviet Union and Eastern European countries. Firebird will invest US$500,000 and accordingly will acquire a 49% interest in Horn with Vangold retaining the remaining 51%.

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling continues at Mt. Penck , Papua New Guinea ("PNG"), (40% by Vangold), which has been compared to Nevada's Round Mountain Mine (9 million ounces). Also in PNG, programs are planned for 2006 at the Feni Islands (50% Vangold), Bismark (50% Vangold), Allemata (50% Vangold), Yup River (50% Vangold) and Mt Nakru (25% Vangold). In Uganda, in addition to the above acquisition, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area. The Ugandan government is currently spending US$42 million of airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold is currently planning high impact gas well drilling on three other projects this summer. As a result of Vangold's oil and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an increase of 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests globally.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

### *NEWS RELEASE*

## VANGOLD PARTICIPATES IN MANVILLE TEST WELL

**June 15, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** announces that it has accepted an offer to participate in the drilling, completing and equipping of a test well located in the Deep Basin of the Alberta Foothills near Rocky Mountain House which is close to Shell's recently announced discovery at Tay River.

Vangold will pay approximately CDN$400,000 to earn a 12% working interest in the test well which is to be drilled directionally to an estimated total depth of 3100 meters subsurface. It is anticipated that the well will spud on or before July 31, 2006 (subject to surface access, rig availability and all regulatory approvals).

This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The area has long been a focus area for exploration and production companies and continues to be today, with announcements highlighting discoveries of significant new gas pools. The prospect is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest. Vangold's Alberta projects also include the Sarcee Gas Discovery.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

## *NEWS RELEASE*

### RESULTS OF ANNUAL GENERAL MEETING AND BOARD MEETING HELD JUNE 7, 2006

**June 9, 2006, Vancouver, BC - Vangold Resources Ltd. ("Vangold").** The Annual General and Special Meeting of the Shareholders (the "Annual Meeting") was held yesterday, June 7, 2006. All of the items of business presented to the shareholders of Vangold were passed at the Meeting. The highlights are as follows:

**Election of Directors**

The following persons were re-elected as directors of Vangold to hold office until the next annual meeting of the shareholders:

Dal Brynelsen
Locke Goldsmith
Martyn Fowlds
Mike Muzylowski
Michael Mackey

**Stock Option Plan**

The amendment to the Stock Option Plan, to increase the common shares available for issue to certain officers, directors, employees and consultants of the company to a total of 10,000,000, was approved by way of a disinterested shareholder at the Annual General Meeting. Vangold has received TSX Venture Exchange approval of the amendment to the Plan, conditional upon the approval of Vangold's shareholders. The Plan is a fixed plan that allows Vangold to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options.

At a meeting of the Board of Directors, following the Annual Meeting, the Board agreed to the following:

**Officers**

The following persons were appointed as officers of Vangold to hold office for the ensuing year:

| | |
|---|---|
| Dal Brynelsen | - Chief Executive Officer and President |
| Martyn Fowlds | - Vice President |
| Locke Goldsmith | - Vice President Exploration, North America |
| David Lindley | - Vice President Exploration, Papua New Guinea |
| Margo Peters | - Corporate Secretary |
| Sandy Huntingford | - Chief Financial Officer |

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

**Appointment of Committees**

The Board appointed the following Committees for the ensuing year as follows:

| | |
|---|---|
| Audit Committee: | Mike Muzylowski - Chair<br>Mike Mackey<br>Dal Brynelsen |
| Compensation Committee: | Mike Muzylowski<br>Mike Mackey |
| Reserve Committee: | Mike Mackey – Chair<br>Mike Muzylowski<br>Sandy Huntingford |

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
**VANGOLD RESOURCES LTD.**

***"Dal Brynelsen"***
Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

VANGOLD

VANGOLD RESOURCES LTD. TSX-V:VAN

*NEWS RELEASE*

## Trenching at Mt Nakru Suggests Widespread Gold

**May 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Nakru property located in West New Britain, Papua New Guinea.

An assessment of current and previous trenching at the Nakru 1 prospect suggests that a structural zone over 1km in length and 300m in width contains widespread gold above 0.1g/t and sporadic gold above 0.5g/t. This zone, with further exploration, could yield a major bulk mineable gold target. Best trench intervals from the current and previous programs include 95m at 2.9g/t gold (inc. 35m at 7.3g/t gold) and 42m at 2.79g/t gold.

The Mt Nakru copper/gold/molybdenum system in Central New Britain, Papua New Guinea is effectively owned 75% by New Guinea Gold and 25% by Vangold. The Mt. Nakru intrusive complex covers 40 sq kms, much of which is mineralised to a greater or lesser degree. Four prospects have been identified named Nakru 1 to Nakru 4. In addition the Plesyumi porphyry copper system occurs within this license (see update summary press release noted below ).

A full summary of the entire project is available in a complimentary release titled "Update Summary – Mt Nakru Copper/Gold/Molybdenum Project", dated 25th May 2006.

The trench intercepts above 0.5g/t gold are listed below and locations are shown on the accompanying figure.

### Nakru 1 Prospect: Highlights of Gold in Trenches

| Sample Width | Au (g/t) Average | Au (g/t) Highest Value |
|---|---|---|
| 95m | 2.88 | 31.6 |
| (inc.35m) | (7.26) | " |
| (inc. 5m) | (31.6) | " |
| 10m | 2.72 | Not reported |
| 42m | 2.7 | 16.8 |
| (inc. 3m) | (16.8) | " |
| 51m | 2.2 | 6.9 |
| 45m | 2.5 | Not reported |
| 33m | 2.4 | 7.2 |
| 27m | 1.2 | Not reported |
| 9m | 1.3 | " |
| 245m | 0.8 | " |
| (inc. 35m) | (1.2) | " |

The significance of the present assessment is that it appears to define a major gold target separate from and adjoining the major porphyry copper/gold/molybdenum system, which in turn occurs at greater depths than the gold.

The copper potential of the Mt Nakru property is described in some detail in the complimentary Press Release dated 25th May 2006.

It is anticipated that considerable drilling will be required to define the extent of gold mineralisation at Nakru 1. The partners are formulating an ongoing exploration program with details available in the near future.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


NAKRU 1 PROSPECT: Summary Map
9339500
9339000
221500
222000
95m @ 2.88, incl 35m
5m @ 1.26
10m @ 1.13
160m @ 0.73
15m @ 0.79
CAMP
24m @ 0.56
NAK 005
25m@ 0.91
NAK 004
27m @ 0.97
NAK 003
21m @ 0.53
12m @ 2.0
3m @ 1.8
9m @ 1.3
NAK 002
Q7AD6
42m @ 0.92
18m @ 1.1
51m @ 2.2
21m @0.97
NAK 001
NAK 009
NAK 007
NAK 008
N
METRES
Papua New Guinea
Mt Nakru Location
Drill Target
Rhyodacitic volcanics
Plus 0.1g/t Au, 300 ppm Cu, 30 ppm Mo, 100 ppm As in soil (generalised)
Plus 0.5 g/t Au in trench
0.1 - 0.5 g/t Au in trench
NAK 006
Drill hole

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

*NEWS RELEASE*

# VANGOLD RELEASES FIRST PROFITABLE Q1 RESULTS

**May 30, 2006 - Vangold Resources Ltd. ("Vangold")** published its 2006 first quarter unaudited consolidated financial and operating results on May 30, 2006. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

Dal Brynelsen, President and CEO of Vangold states: "I am very pleased to report during the First Quarter 2006, Vangold achieved profitability for the first time in it's history. This milestone is rare, and an important event for a junior resource company. My thanks to Vangold's global team of directors, employees and consultants for their daily contribution. We set out to acquire properties in gold camps capable of producing world-class ore bodies, we secured such properties in Papua New Guinea, and we added to our portfolio by acquiring a number of gold and base-metal properties in Uganda. The results of our exploration programs indicate that we have the potential to discover several significant ore bodies, and our properties at Mt. Penck, Mt. Nakru, Bismarck and Feni Islands show great promise. We also participated in oil and gas projects to establish a steady revenue stream, and the realization of our strategy is now reflected in the numbers. We thank all shareholders for their continued strong commitment to Vangold.

During the first quarter 2006 total revenue increased 875% from the same period in 2005. The financial highlights are as follows:

- Total assets increased from $8,784,016 as at December 31, 2005 to $11,898,944 as at March 31, 2006 an increase of 35%;
- Total revenue for the first quarter ended March 31, 2006 was $ 948,764 an increase of 875% or $847,881 over the same period for 2005. Gross revenue from the East Corning Field was $55,413 and from the Killam North oil field $876,182;
- Total expenses for the first quarter ended March 31, 2006 were $568,341 compared to $303,018 for the same period in 2005;
- Net income for the first quarter ended March 31, 2006 was $85,039 ($0.001) per share compared to a net loss of ($223,812) ($0.01) for the same period in 2005;
- Cash and cash equivalents were $3,972,564 compared with $2,108,471 for 2005;
- Total working capital as at March 31, 2006 was $4,364,068 compared with $2,124,700 for 2005.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest..

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

***NEWS RELEASE***

## Trenching at Mt Nakru Suggests Widespread Gold

**May 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Nakru property located in West New Britain, Papua New Guinea.

An assessment of current and previous trenching at the Nakru 1 prospect suggests that a structural zone over 1km in length and 300m in width contains widespread gold above 0.1g/t and sporadic gold above 0.5g/t. This zone, with further exploration, could yield a major bulk mineable gold target. Best trench intervals from the current and previous programs include 95m at 2.9g/t gold (inc. 35m at 7.3g/t gold) and 42m at 2.79g/t gold.

The Mt Nakru copper/gold/molybdenum system in Central New Britain, Papua New Guinea is effectively owned 75% by New Guinea Gold and 25% by Vangold. The Mt. Nakru intrusive complex covers 40 sq kms, much of which is mineralised to a greater or lesser degree. Four prospects have been identified named Nakru 1 to Nakru 4. In addition the Plesyumi porphyry copper system occurs within this license (see update summary press release noted below ).

A full summary of the entire project is available in a complimentary release titled "Update Summary – Mt Nakru Copper/Gold/Molybdenum Project", dated 25th May 2006.

The trench intercepts above 0.5g/t gold are listed below and locations are shown on the accompanying figure.

### Nakru 1 Prospect: Highlights of Gold in Trenches

| Sample Width | Au (g/t) Average | Au (g/t) Highest Value |
|---|---|---|
| 95m | 2.88 | 31.6 |
| (inc.35m) | (7.26) | " |
| (inc. 5m) | (31.6) | " |
| 10m | 2.72 | Not reported |
| 42m | 2.7 | 16.8 |
| (inc. 3m) | (16.8) | " |
| 51m | 2.2 | 6.9 |
| 45m | 2.5 | Not reported |
| 33m | 2.4 | 7.2 |
| 27m | 1.2 | Not reported |
| 9m | 1.3 | " |
| 245m | 0.8 | " |
| (inc. 35m) | (1.2) | " |

The significance of the present assessment is that it appears to define a major gold target separate from and adjoining the major porphyry copper/gold/molybdenum system, which in turn occurs at greater depths than the gold.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The copper potential of the Mt Nakru property is described in some detail in the complimentary Press Release dated 25th May 2006.

It is anticipated that considerable drilling will be required to define the extent of gold mineralisation at Nakru 1. The partners are formulating an ongoing exploration program with details available in the near future.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*


NAKRU 1 PROSPECT: Summary Map
9339500
9339000
221500
222000
95m @ 2.88, incl 35m
5m @ 1.26
10m @ 1.13
160m @ 0.73
15m @ 0.79
CAMP
24m @ 0.56
NAK 005
25m@ 0.91
NAK 004
27m @ 0.97
NAK 003
21m @ 0.53
12m @ 2.0
3m @ 1.8
9m @ 1.3
NAK 002
Q7AD6
42m @ 0.92
18m @ 1.1
51m @ 2.2
21m @0.97
NAK 009
NAK 001
NAK 007
NAK 008
N
Papua New Guinea
Mt Nakru Location
Drill Target
Rhyodacitic volcanics
Plus 0.1g/t Au, 300 ppm Cu, 30 ppm Mo, 100 ppm As in soil (generalised)
Plus 0.5 g/t Au in trench
0.1 - 0.5 g/t Au in trench
NAK 006
Drill hole

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

## VANGOLD RESOURCES LTD. TSX-V:VAN

*NEWS RELEASE*

## Update Summary –Mt Nakru Copper/Gold/Molybdenum Project

**May 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Nakru property located in West New Britain, Papua New Guinea.

The description below summarises the Mt Nakru Project and is intended to be complimentary to the Press Release dated 25th May 2006 titled "Trenching at Mt Nakru Suggests Widespread Gold Present".

The Mt. Nakru Cu-Au system in central New Britain is a large, acid-intermediate, volcanic-intrusive complex that has potential for breccia-hosted gold deposits and porphyry-style copper-gold deposits. Four separate prospects have been identified with significant copper and gold values found in outcrop, trench or drill samples at each prospect, along with significant silver, molybdenum and zinc grades. The highest metal values found to date include **37.0g/t Au, 19.9% Cu, 498g/t Ag, 260ppm Mo**, and **22% Zn** in surface grab samples and **2939ppm Mo** in a near-surface drill sample. Airborne magnetic data and regional drainage geochemistry indicate the system may be much larger than the area explored to date. Only one of the prospects is at an advanced stage of evaluation with extensive bulldozer trenching and nine drill holes completed. Exploration of the other prospects is at an early stage with limited bulldozer trenching and no drilling. Highlights of the trenching and drilling programs include:

Trench intercepts of (sample intervals):

- 95m @ 2.88g/t Au, including 35m @ 7.26g/t Au
- 42m @ 2.7g/t Au
- 51m @ 2.2g/t Au
- 25m @ 1.43% Cu
- 28m @ 0.14% Cu
- 4m @ 6.6% Cu

Drill intercepts of:

- 94m @ 0.43% Cu, 0.46g/t Au, including 11.2m @ 0.95% Cu, 2.55g/t Au
- 205m @ 0.40% Cu, including 74m @ 0.78% Cu, including 21m @ 1.1% Cu
- 54m @ 0.18g/t Au
- 5.6m @ 1.9g/t Au, 0.20% Cu
- 6.5m @ 1.33g/t Au, 0.14% Cu

### Regional Setting

The Mt. Nakru property is located within the well-mineralised Kulu-Awit Corridor, which trends west-northwest through central New Britain for a distance of 140km and contains a number of porphyry Cu-Au or epithermal Au systems including Mt Nakru (Cu-Au), Plesyumi (Cu-Au), Kulu (Cu-Au), Simuku (Cu-Au) and Mt Penck (Au). The Cu-Au systems are hosted by late Oligocene, multiphase, intermediate intrusions and the Mt Penck epithermal Au system is hosted by a Pleistocene volcanic complex that may also overlie a porphyry Cu-Au system.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Mt. Nakru is a large extrusive-intrusive complex of acid to intermediate composition covering an area of approximately 40 square kilometres. The complex marks the topographically highest point within the Kulu-Awit corridor and is less dissected than other systems such as Plesyumi, Kulu and Simuku. In a more regional context Nakru is part of a large cluster of mineralised centers and/or geochemical anomalies covering an area of about 20km x 7km, including Plesyumi, Mololo Creek, Lae River Skarn, Mingoe, Mickeyek, Raingnu and Armi. This cluster is located where northeast-trending fractures, visible in satellite and magnetic imagery, intersect the Kulu-Awit corridor.

Four copper-gold prospects have been discovered to date within a 4.5km diameter circular topographic feature, which may represent a caldera-type structure or a zone of up-doming and tensional fracturing above a rising intrusion. The circular structure is intersected by NE and NW-trending lineaments.

**Geology and Mineralisation**

The Mt Nakru complex forms a broadly elongate, WNW-trending zone with approximate dimensions of 9km x 2-5km. Sulphide-bearing, silicified rock float occurs in all creeks draining the complex indicating the presence of a very large alteration zone. The rocks consist predominantly of fine to coarse rhyodacitic and dacitic volcanics, mainly tuffs with subordinate interbedded quartz-phyric flows and sills and minor andesitic lavas. Rhyodacitic dykes and post-mineral andesitic/dioritic dykes are also present. The complex is presumed to be of late Oligocene age but the presence of remnant soft tuffs on its upper slopes suggest it may be considerably younger. Pervasive weak sericitic, argillic and chloritic alteration is widespread in the tuffs, which also typically carry 1-2% fine disseminated pyrite. Rhyodacite domes have been tentatively identified.

Extensive areas of the complex are blanketed by post-mineral cover mainly Holocene-age, pumice/ash deposits derived from eruptions in the present-day belt of active volcanoes along the north coast of New Britain. The ash is present on most ridges and upper slopes to depths of between 0.5m and 15m, averaging 1-2m. This extensive post-mineral cover masks much of the underlying geology and has slowed progress in evaluation of the property.

The complex is characterised by a large area, up to 14 square kilometres, of pervasive silica-sericite/clay-pyrite alteration. An elongate generally ESE-trending zone of more intense silicification, up to 4km long (based on the distribution of silicified rock float in creeks) occupies the eastern core of the complex coinciding with the inferred sub-surface intrusive body.

Four Cu-Au+/-(Ag+/-Mo+/-Zn) prospects, named Nakru 1 to 4, have been discovered within an area of 3.5km x 2.0km. Nakru 1, the most advanced prospect, is located at the northwestern end of a sub-surface intrusive body inferred from magnetic data. The inferred intrusive has dimensions of about 2.5km x 1.0km and coincides with a zone of weakly anomalous copper and/or gold in bulk cyanide leach (BLEG) stream sediment samples. This coincident magnetic-geochemical anomaly indicates the Nakru porphyry system may be much larger than the area currently tested. Nakru 2, 3 & 4 represent structurally controlled mineralisation, developed peripheral to the main porphyry system.

Only nine holes have been drilled within this large target area, all located within a small area of 700m x 300m, and much of the system remains unexplored in any detail.

**Nakru 1 Prospect:**

Nakru 1 is the most advanced of the four prospects and has the best potential to host a large Cu-Au deposit. Deep auger soil sampling, more than 10km of hand and bulldozer trenching and nine drill holes have been completed. Gold and copper mineralisation is hosted within a mixed sequence comprising an upper heterolithic

breccia horizon (referred to as the "upper breccia unit") overlying an interbedded sequence of rhyodacitic to andesitic tuffs, agglomerates and flows locally intruded by quartz-phyric rhyodacite and andesitic dykes (referred to as the "volcanic complex"). A small microdiorite intrusion is described at one location and monzo-diorite dykes are described in one drill hole. The upper breccia unit is variously described as diatreme or hydrothermal breccia, ejecta, colluvium, or weathered residium. The presence of heterolithic clasts and alteration/mineralisation in clasts and matrix strongly supports a hydrothermal/diatreme origin, and the unit probably comprises an ejecta blanket of eruption breccia with subordinate colluvial and residual weathered components, sourced from a nearby pipe or vent. Recent trenching by NGG has exposed a flow-banded rhyolite dome with possible dimensions of 500m x 750m that is flanked by a NE-trending breccia zone up to 150m wide. The breccia contains veins of quartz-pyrite+/-chalcopyrite, opaline silica and dog-tooth quartz; the latter up to 2cm wide and trending north-east. Two styles of quartz-sulphide veining have been recognised in the volcanic complex: early, sulphide-poor, thin quartz veins and stockwork; and late, sulphide-rich, thick, sheeted quartz-pyrite veins, characterised by coarse pyrite and presence of chalcopyrite.

Alteration at Nakru 1 consists dominantly of a pervasive intense silica-sericite/clay-pyrite assemblage that appears to grade outward from a silica-dominant core through a sericite/illite dominant zone to an outer halo of weak propylitic alteration.

Two styles of mineralisation have been recognised: (i) breccia-hosted Au-(Cu-Mo) mineralisation within the upper breccia unit, and (ii) bulk tonnage Cu-Au mineralisation in the underlying volcanic complex. Trench intersections indicate grades in the breccia-hosted mineralisation of roughly **0.1-3.0g/t.** However gold values in individual breccia clasts of up to **37.0g/t Au** have been reported, indicating potential for high grade gold mineralisation at depth within the feeder vent(s). The average grades of mineralised intervals in the underlying volcanic complex are in the range **0.3-0.7% Cu** with +0.10g/t Au over significant widths present locally.

Auger soil sampling has outlined an irregular combined gold-copper-molybdenum-arsenic soil anomaly with approximate dimensions of 800m x 200-300m trending NNW. The shape of this anomaly broadly reflects the distribution of ejecta breccia but in detail is highly irregular, possibly indicating some control by northeast-trending structures. The best gold assay result in soil was **3.5g/t Au** and molybdenum values of greater than **30ppm Mo** are common. Bulldozer trenching to test the soil anomaly has located numerous intersections carrying significantly anomalous gold including **95m @ 2.88g/t Au** (including **35m @ 7.26g/t Au**); **42m @ 2.7g/t Au** (including **3m @ 16.8g/t Au**); and **51m @ 2.2g/t Au**. Most of these intersections are in the upper breccia unit. Highlights of the trench sampling are given in the following table. Averaging intersections greater than 1.0g/t Au gives an approximate grade for near-surface gold mineralisation of **2.6g/t Au**.

**Nakru 1 Prospect: Highlights of Gold in Trenches**

| SAMPLE WIDTH | Au (g/t) Average | Au(g/t) Highest Value |
|---|---|---|
| 95m | 2.88 | 31.6 |
| (incl 35m) | (7.26) | " |
| (incl 5m) | (31.6) | " |
| 10m | 2.72 | Not reported |
| 42m | 2.7 | 16.8 |
| (incl 3m) | (16.8) | " |
| 51m | 2.2 | 6.9 |
| 45m | 2.5 | Not reported |
| 33m | 2.4 | 7.2 |
| 27m | 1.2 | Not reported |

| SAMPLE WIDTH | Au (g/t) Average | Au(g/t) Highest Value |
|---|---|---|
| 9m | 1.3 | " |
| 245m | 0.8 | " |
| (incl 35m) | (1.2) | " |

Nine holes totalling 1290m have been drilled at Nakru 1, four of which, NAK 001, 002 & 003 and Q74D6, intersected significant mineralisation. Highlights of the drilling results are shown in the table below.

Drill intercepts in mineralised portions of the upper breccia unit are in the range 0.1-2.0g/t Au. The best gold intersection in the underlying volcanic complex is **54m @ 0.18g/t Au** in NAK 003. The best copper intersection was **205m @ 0.40% Cu** in Q74D6. The highest copper grades occur at depth, below 70m in NAK 001, 60m in NAK 002, 75m in NAK 003 and 57m in Q74D6, and copper averages **0.63% Cu** between 93m and 197m in Q74D6. There are numerous narrow, higher-grade intervals of copper, gold and, in NAK 003, silver mineralisation, including **2.9m @ 1.55% Cu & 11.2m @ 2.55g/t Au, 0.95% Cu** in NAK 003; **21m @ 1.10% Cu, 10m @ 1.33% Cu, 6m @ 2.0% Cu, & 2m @ 3.90% Cu** in Q74D6; and **1.4m @ 1.21% Cu** in NAK 002. Silver values of up to **21g/t Ag over 1.9m** were intersected in NAK 003.

A combination of soil, trench and drill data defines an elongate, NE-trending target at Nakru 1 with dimensions of 280m x 900m remaining open to the northeast and southwest. The NE-SW elongation suggests a high degree of structural control. In addition to the porphyry Cu-Au potential, this area has the potential to host a small, open-pittable gold deposit and is ready for immediate drill testing.

**Nakru 1 Prospect: Drilling Highlights**

| DRILL HOLE | WIDTH | INTERVAL | Cu (%) | Au (g/t) | UNIT |
|---|---|---|---|---|---|
| NAK 001 | 5.6m | 0-5.6m | 0.20 | 1.90 | U. Breccia |
| | 52m | 32-84m | 0.38 | <0.10 | Volc Complex |
| NAK 002 | 6.0m | 0-6m | 0.032 | 1.20 | U. Breccia |
| | 16m | 6-22m | 0.062 | 0.36 | ? U. Breccia |
| | 20m | 22-42m | 0.11 | 0.11 | Volc complex |
| | 24m | 62-87 | 0.23 | <0.10 | " |
| NAK 003 | 6.5m | 0-6.5m | 0.14 | 1.33 | U. Breccia |
| | 94m | 91-185 | 0.43 | 0.46 | Volc Complex |
| | incl 11.2m | | 0.95 | 2.55 | " |
| Q74D6 | 205.0m | 0-205m | 0.40 | <0.10 | Breccia + volc |
| | incl 16m | 57-73 | 0.67 | 0.14 | Volc Complex |
| | &74.0m | 93-167m | 0.78 | <0.10 | " |
| | incl 21.0m | 146-167m | 1.10 | <0.10 | " |

**Nakru 2 Prospect:**

At Nakru 2 Prospect, which is located 1.0km west of Nakru 1, soil sampling, hand trenching and bulldozer trenching has been completed. No drill testing has been undertaken. Cu-Au+/-(Mo+/-Zn) mineralisation occurs in a number of relatively narrow zones of structurally controlled silica-clay-pyrite alteration within a sequence of andesitic to rhyodacitic tuffs and breccias, lavas, conglomerate and sandstone. The largest known altered zone has dimensions of about 300m x 20-50m trending northeast. Primary pyrite+/-chalcopyrite is present in breccia matrix, breccia clasts and vugs. Bornite was identified in one thin section and the primary sulphides are commonly coated with secondary chalcocite and covellite indicating supergene enrichment. Veins of chalcedonic quartz and quartz-pyrite-chalcopyrite are present locally. At least two episodes of brecciation have been identified.

Soil sampling has outlined a Cu-Au soil anomaly with rough dimensions of 400m x 200m. Grab sampling of mineralised outcrops has given assay values of up to **19.9% Cu, 22% Zn** and **260ppm Mo** (separate samples). Channel sampling of bedrock in creeks has returned values of **5m @ 3.5% Cu** and **6.6% Zn** in semi-massive, pyrite-chalcopyrite-chalcocite mineralisation in a shear zone. Highlights from hand and bulldozer trenching include (values less than 0.1% Cu and 0.5g/t Au not included):

- 25m @ 1.43% Cu
- 4m @ 6.6% Cu
- 28m @ 0.10% Cu, 0.78g/t Au
- 0.8m @ 11.8% Cu
- 23m @ 0.14% Cu
- 25m @ 1.06g/t Au

**Nakru 3 Prospect:**

Nakru 3 Prospect is located approximately 1.7km north of Nakru 1. Very little work has been completed and no soil sampling, trenching or drilling has been undertaken. Reconnaissance rock chip sampling has located values of **5.2g/t Au** in a silicified shear zone carrying pyrite and magnetite; up to **2.7% Cu** in outcropping altered breccia; and **4.9% Zn, 498g/t Ag** in creek float.

**Nakru 4 Prospect:**

At Nakru 4 Prospect, which is located about 1.2km NW of Nakru 1, bulk cyanide leach (BLEG) soil sampling has outlined gold-in-soil anomalies, trending north-northeast through east-southeast with dimensions of up to 600m x 100m. Follow up deep Wacker drilling was undertaken to obtain c-horizon soil samples beneath the young ash cover, which is up to 15.2m thick. The average depth of Wacker holes was 5.0m. The Wacker drilling defined a series of narrow, irregular, NE-trending, low order gold anomalies (+0.01g/t Au) over a distance of at least 2.5km probably aligned along a NE-trending structure. The largest, semi-coherent anomaly has dimensions of about 600m x 200-400m, possibly located at a structural intersection, with a peak value of 0.21g/t Au and is accompanied by scattered anomalous copper values (+100ppm Cu) to a peak of 472ppm Cu. The highest soil values found in the survey area were **0.62g/t Au, 896ppm Cu** and **202ppm As** at the southwest end of the anomalous zone. Highlights from the Wacker soil sampling are shown in the following table.

**Nakru 4 Prospect: Wacker Drilling Highlights**

| WIDTH | Au (av) g/t | As (av) ppm | Cu (av) ppm | Au (peak) g/t | As (peak) ppm | Cu (peak) ppm |
|---|---|---|---|---|---|---|
| 100m | 0.21 | 73 | 395 | 0.62 | 202 | 896 |
| incl 50m | 0.40 | 132 | 365 | 0.62 | 202 | 896 |
| 50m | 0.20 | 11 | 216 | 0.21 | 11 | 251 |
| ?m | 0.23 | 76 | 472 | - | - | - |
| 25m | 0.1 | 21 | 156 | 0.21 | - | - |
| 50m | 0.12 | 5 | 124 | 0.21 | 5 | 126 |

**Exploration Targets**

The combined exploration data for Mt Nakru indicate there are two exploration targets:

(i) Small to medium tonnage, breccia-hosted, gold mineralisation in the upper breccia unit and adjacent source breccia pipes or vents.

(ii) Large tonnage, porphyry-style, copper-gold mineralisation in the underlying volcanic complex.

***Breccia-Hosted Au Target:*** The upper breccia unit at Nakru 1 probably consists of an ejecta blanket of eruption breccia and insitu diatreme/hydrothermal breccia located in nearby source pipes or vents. Drilling indicates the ejecta blanket ranges from roughly 9m to 25m in thickness and a 40m intersection of mineralised hydrothermal breccia in NAK 002 may represent the margin of a breccia pipe. Surface trench intersections indicate average grades over significant intervals in the range 0.1-3.0g/t Au with some narrower, higher-grade intervals that may indicate a degree of structural control. The presence of mineralised clasts containing up to 37g/t Au in the breccia indicate there is excellent potential for high-grade gold mineralisation at depth in the source pipes or vents.

The breccia-hosted gold mineralisation is accompanied by strongly anomalous copper (600-2000ppm Cu), strongly anomalous to ore grade molybdenum (90-2900ppm Mo) and strongly anomalous arsenic (140-2900ppm As). The average Mo, As and Zn values in the breccia unit are significantly higher than in the volcanic-hosted, Cu-Au mineralisation, probably indicating a separate mineralising event.

***Bulk Tonnage Cu-Au Target:*** If averaged over wide intersections, the copper grades within mineralised intervals of the volcanic complex are in the range 0.30-0.70% Cu, typical of porphyry copper mineralisation. However, in detail there are many narrow, higher grade copper intervals, and gold has a similar distribution pattern as shown in the following table.

**Nakru 1 Prospect: Cu-Au Target - Examples of Au and Cu Distribution**

| HOLE | BULKED INTERVAL | GRADE | INCLUDED INTERVALS | GRADE |
|---|---|---|---|---|
| NAK 003 | 94m (91-185m) | 0.46g/t Au, 0.43% Cu | 1.9m | 7.72g/t Au, 1.01% Cu, 21g/t Ag |
| | | | 1.55m | 5.17g/t Au, 0.24% Cu, 11g/t Ag |
| | | | 1.5m | 3.2g/t Au, 0.30% Cu, 8g/t Ag |
| | | | 0.45m | 2.84g/t Au, 1.17% Cu, 8g/t Ag |
| Q74 D6 | 16m (57-73m) | 0.67% Cu | 2m | 3.9% Cu |
| | | | 3m | 2.89% Cu |

| HOLE | BULKED INTERVAL | GRADE | INCLUDED INTERVALS | GRADE |
|---|---|---|---|---|
| | **73m (92-185m)** | **0.81% Cu** | **6m** | **2.0% Cu** |
| | | | **6m** | **1.77% Cu** |
| | | | **3m** | **2.65% Cu** |
| | | | **3m** | **2.5% Cu** |

The irregular distribution of gold and copper in some drill and trench intersections indicates a significant structural control. There is also in general a poor correlation between gold and copper grades in drill assays; some of the narrow, high gold intervals carry high copper but others carry low copper. The combined data suggest that Mt. Nakru may not be a typical porphyry system. A possible model involves early porphyry-style, copper-gold mineralisation overprinted by late, breccia-hosted, gold mineralisation; both styles are at least partly controlled by NE-trending structures.

## PLESYUMI Cu-Au SYSTEM

The Plesyumi porphyry Cu-Au system is located within the Mt Nakru tenement 14km WNW of Mt Nakru. Plesyumi was discovered in 1968 and extensively explored, including 21 drill holes, in the early 1970's. The system is hosted by the Metelen Granodiorite, a multiphase intrusive complex of late Oligocene age that is exposed within an erosional window of post-mineral sediments and ash. The complex consists of granodiorite, quartz diorite and minor biotite syenite, intruded by late breccias and intermediate to acid porphyry dykes and stocks. Porphyry-style, Cu-Au mineralisation is closely associated with pervasive quartz-sericite-pyrite alteration overprinting early propylitic alteration of the intrusive complex. Weak potassic alteration characterised by secondary biotite and K feldspar is developed locally. The strongest alteration and mineralisation is centred on zones of more intense fracturing and veining closely related to late, structurally controlled, dacite porphyry dykes. Drilling has identified the local development of a leached cap, and the presence of chalcocite, covellite, cuprite and native copper indicates minor supergene alteration.

At least four centers of mineralisation have been defined within a northeast-trending, elongate zone measuring 4km x 1km. The system has been tested by 21 drill holes totalling 3123m. The best drill intersections was **44m @ 0.85% Cu**. Other drill highlights include:

33m @ 0.42% Cu, including 10m @ 0.65% Cu
110m @ 0.31% Cu
152m @ 0.25% Cu
101m @ 0.2% Cu
192m @ 0.15% Cu

The mineralisation is characterised by high pyrite to chalcopyrite ratios of 10:1 and low gold and molybdenum values. Gold grades are generally less than 0.1 g/t Au and the best intersection was 1.5m @ 0.38 g/t Au. The highest molybdenum value was 67ppm Mo.

Although 21 holes have been drilled at Plesyumi, geochemical and geophysical data indicate there are additional targets that remain untested.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*


Mt Penck, Simuku, Mt Nakru
Project Location
PAPUA
NEW GUINEA
New Britain Island
Rabaul
MT PENCK
SIMUKU
KULU
PLESYUMI
MT NAKRU
Kimbe
Hoskins
KULU - AWIT TREND
Cu-Au or Au Prospect
Active Volcano
METRES
-4° 10' 00"
-5° 00' 00"
-5° 50' 00"
-6° 40' 00"
149° 10' 00"
150° 00' 00"
150° 50' 00"
151° 40' 00"
152° 30' 00"
N

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

## *NEWS RELEASE*

### *2005 YEAR END HIGHLIGHTS AND MT. PENCK UPDATE*

**May 4, 2006** – Vangold Resources Ltd. ("Vangold") published its 2005 year-end audited consolidated financial and operating results on May 1, 2006. Complete financial statements may be viewed at www.vangold.ca or www.sedar.com. Dal Brynelsen President and CEO of Vangold states: "The realization or our strategy to acquire properties capable of producing world-class ore bodies while participating in revenue generating oil and gas projects to fund exploration is reflected in the numbers. During 2005, total revenues increased 420% from 2004 and total assets increased from $3.3 million to $8.7 million." The financial highlights are outlined as follows.

- Total revenues for the year ended December 31, 2005 was $933,029, an increase of $714,213 over the same period for 2004. Revenues from the East Corning gas field was $470,086 compared to $220,715 for the same period and the revenues from the Killam North oil field test well was $434,504, the first year of production revenue. Total expenses for year end, 2005 was $1,835,756 compared with $1,748,376 for 2004.
- The net loss for the period was $1,106,104 ($0.03) per share compared with net loss of $1,557,374 ($0.06) in 2004.
- Cash and cash equivalents was $1,661,967 compared to $353;906 in 2004.
- Total working capital at year-end 2005 was $1,880,219 compared to $238,343 at year end 2004. Current working capital as at March 31, 2006 was approximately $4 million.

Vangold has also received a report from Dr. David Lindley, VP Exploration, PNG. Dr. Lindley is presently in Papua New Guinea and will be visiting the Mt Penck property. Vangold and New Guinea Gold Corporation are currently conducting a drill program at Mt. Penck using their jointly owned drill rig. It is expected that the drill program at Mt. Penck will continue through the balance of 2006.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

## *NEWS RELEASE*

### *REMEDIAL WORK TO COMMENCE AT SARCEE WELL*

**April 18, 2006** – Vangold Resources Ltd. ("Vangold") announces that Arapahoe Energy Corporation ("Arapahoe") has issued a news release (April 10, 2006) on the Sarcee Gas Discovery Project, in Alberta. Arapahoe, one of the partners, reported that independent experts have recommended certain remedial completion work be performed on the Sarcee 12-13-23-4W5 Mississippian well. It is anticipated that, after consultation with all the partners in the 12-13 well, that the recommended remedial work may commence in the second or third quarter of 2006. Upon successful recompletion of the 12-13 well, an additional two to three development Mississippian drilling locations may be drilled on these lands.

The operator of this project is C1 Energy Ltd. Vangold has a 10% participating interest and a 6% earned interest in the 12-13 well.

Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. Drilling is expected to commence this summer. Vangold has a 35% working interest on this project to earn 21% APO.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field of which Vangold has a 26.25% interest. A 16 well first phase program is completed with the drilling of five new multi-leg horizontal wells. Total pool production is approximately 1,240 barrels of oil per day (325 barrels of oil per day, net to Vangold) as of March 6, 2006.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

***NEWS RELEASE***

**VANGOLD EXPANDS GOLD AND BASE METAL PROPERTIES IN KILO MOTO AND KAFUNZO REGIONS OF UGANDA**

**April 11, 2006, Vancouver, BC**, Vangold Resources Ltd. ("Vangold") reports that Rwenzori Copper and Nickel Mines Ltd. ("Rwenzori"), a Ugandan company, acting on behalf of Vangold, has successfully negotiated with the Ugandan government to substantially increase the licensed area of its gold prospects located in the Kilo Moto region and the nickel prospects located near Kafunzo.

The area of the Kilo Moto expansion consists of four licenses covering 187.5 sq kms. Vangold now has a 100% interest in a total of 9 licenses covering 300 sq kms. The licenses are located in the West Nile region bordering the Democratic Republic of Congo and Sudan and are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces. The current exploration in the Kilo Moto area has identified 10 million ounces of gold.

Vangold has also expanded its area in Kafunzo in southwest Uganda, to 287 sq kms by adding an additional 277 sq kms. The Kafunzo area is located on the Tanzania border, north of the Kabanga nickel/cobalt deposit. The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey, reaching 1,700 nT. This anomaly occurs in folded flysh-type sediments and granites of the mid-Proterozoic Karagwe-Ankolean-Burundian system (the Kibaran Fold Belt) which, in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralized belt has borne a significant discovery that is being actively developed by Falconbridge and Barrick, known as the Kabanga nickel/cobalt deposit in Tanzania south of Kafunzo.

In addition these two expansions, Vangold has acquired one new 14 sq km license within the Fort Portal area, where Avmin, of South Africa, conducted airborne EM and magnetic survey over the license and has also completed ground geophysics and geochemistry on Kilembe type targets. Both Kafunzo and Fort Portal are drill ready targets.

Geo Consult and Surveys Ltd ("GCS") has been conducting field work at Kilembe where Vangold owns the following licenses: EL 0031, EL 0033, EL 0034, EL 0035 and EL 0036 all together making the Rwenzori-Kilembe License Area. Specifically, GCS will identify anomalies/targets within the Rwenzori-Kilembe License Area, and will provide a report on geochemical and geophysical analyses and a reconnaissance soil sampling program. We expect this first phase work to complete by the end of Q2 2006. The Kilembe mine produced over 16 million tons grading 1.98% copper and 0.17% cobalt.

Further, Vangold has acquired an additional 45 sq km in the Kamwenge area. The area was worked on in the 1960's by Falconbridge and the Ugandan Department of Geological Survey and Mines.

Vangold also wishes to announce that it has agreed with 670178 BC Ltd, to extend the timelines under their joint venture agreement in respect of the claims in Rossland, British Columbia. As amended, 670178 will earn a 70% interest in the claims by spending $1.8 M by December 31, 2008. This extends the original agreement by six months. This was necessary due to weather conditions which make exploration difficult during the winter months.

Vangold Resources Ltd. is diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects and advance stage mineral properties worldwide. In the gold sector, drilling has commenced at Mt. Penck, Papua New Guinea, which has been compared to Nevada's Round Mountain Mine (9 million ounces).

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field of which Vangold has a 26.25% interest. A 16 well first phase program has completed with the drilling of five new mult-leg horizontal wells. The total pool production is approximately 1,240 barrels of oil per day (325 barrels of oil per day, net to Vangold) as of March 6, 2006.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*

Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

***NEWS RELEASE***

**KILLAM NORTH PROJECT GROSS PRODUCTION 1,240 BOPD**
**SARCEE 12-13 MISSISSIPIAN TEST WELL UNDER EVALUATION**
**SUCCESSFUL COMPLETION OF FERRIER AREA DISCOVERY WELL**

**March 23, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold")** reports that Culane Energy Corp. ("Culane"), the operator of the Killam North Upper Mannville F2F pool, has announced that oil production commenced February 13, 2006 from the last of five multi-leg horizontal wells drilled in the Killam North Upper Mannville F2F pool. Vangold owns a 26.25% interest in the project. Culane and Vangold previously announced the production results for the first three multi-leg horizontal wells drilled in the winter drilling program on January 16, 2006. Vangold announced gross production to the end of February as 1205 barrels of oil per day (316 barrels of oil per day, net to Vangold) on March 6, 2006. Vangold also reported at that time that production rates from the last well had not yet stabilized.

Culane has reported that the fourth and fifth multi-leg horizontal wells are currently producing oil at stabilized rates of approximately 210 and 170 barrels per day respectively, bringing the total pool production to approximately 1,240 barrels of oil per day. Over the past four months the new producing wells at Killam North have not shown any noticeable decline in oil production and the daily water cuts are approximately 3%.

The last well drilled at Killam North was a vertical test well that confirmed Culane's 3D seismic interpretation and extended the areal extent of the pool. An in-house geological and engineering evaluation of the Upper Mannville F2F pool was conducted using all new well data, existing well data and seismic. From this evaluation Culane has determined that the areal extent of the pool is approximately 400 acres, oil pay thickness over the pool ranges from 8 to 12 meters and the pool's Original Oil in Place is 11 to 12 million barrels. The high impact upside of the project for Culane and Vangold is the secondary oil recovery of the pool that will be realized by water flooding.

Vangold's Alberta projects also include the Sarcee Gas Discovery Project of which Vangold has a 10% participating interest and a 6% earned interest in the 12-13 Mississippian test well the operator of this project is C1 Energy Ltd. Arapahoe, another participant in the project issued a news release on March 16, 2006 advising it is concluding its evaluation of the information and data concerning the drilling and completion of the suspended 12-13 Mississippian well previously drilled on the Sarcee lands. Such evaluation is being done to determine what remedial work needs to be conducted on the well.

Arapahoe has also reported on the Ferrier (Strachan) Area Project (operator – Highview Resources Ltd.) where Vangold has a 17% working interest. Arapahoe reports that the successful completion of the multi-zone 1-11-38-8W5M Ferrier area discovery well which includes Rock Creek, Ellerslie and Cardium formations, in conjunction with the acquisition of a 9.5 square mile 3D seismic program, will result in Arapahoe's participation in a minimum of 2 more wells being constructed in the Ferrier area. Vangold is also participating in these wells and the seismic program. The first well is expected to produce at an approximate rate of 125 BOEPD (Barrels of oil equivalent) and will be tied in with the additional wells upon completion of a successful drilling program.

Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling has commenced at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). The first drill assays are expected in April. Soil and rock sampling has enhanced the overall prospectivity of the property and has defined additional drill targets.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Vangold also has licences covering over 240 sq km in Uganda, predominately in the Kilembe copper/cobalt belt. Vangold also has five licences in the West Nile region of Uganda, geological continuation of the Kilo Moto gold province of NE of the Democratic Public of Congo. The government of Uganda is spending over US$42 million during the next two years on geodata infrastructure development and geophysical and geochemical data collection. The mineral properties that Vangold has will be flown in 2006 and this data will be available for the company's use.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

# VANGOLD

**VANGOLD RESOURCES LTD.** **TSX-V:VAN**

***NEWS RELEASE***

## KILLAM NORTH PRODUCTION REACHES 316 BOPD NET TO VANGOLD'S INTEREST

**March 6, 2006 - Vancouver, BC -** Vangold Resources Ltd. ("Vangold") Daily production reports for the five multi-leg wells, just completed, and the horizontal test well at the Killam North Project in Alberta, Canada indicate that Vangold's working interest share of the current average daily gross oil production is 316 BOPD (based on Vangold's 26.25% interest). Production rates from the last well have not yet stabilized.

The daily production reports for the month ended February 28, 2006, as provided by the operator of the Project, were reviewed by Cord Oil and Gas Management Limited ("Cord"), Vangold's oil and gas consultants. Cord has determined the current daily gross oil production is 1205 BOPD (316 BOPD, net to Vangold) based on these production reports. Cord has also advised Vangold that this amount may be revised once the production rates are stabilized on the last well.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling has commenced at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces).

In addition to the Killam North Project, Vangold's Alberta projects include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold also has licenses covering over 240 sq km in Uganda, predominately in the Kilembe copper/cobalt belt. Vangold also has five licenses in the West Nile region of Uganda, geological continuation of the Kilo Moto gold province of NE Congo. The government of Uganda is spending over US$42 million over the next two years on mineral sector reforms and geodata infrastructure development.

**Please visit us at the Prospectors' and Developers' Conference from March 5th to 8th in Toronto. We are at Booth #3009.**

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

**VANGOLD RESOURCES LTD.**

*"Dal Brynelsen"*
Dal Brynelsen, President and CEO

END

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.*

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca